FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.

“Charles A. Butt”
Date:	March 31, 2008	Charles A. Butt
President & CEO

Consolidated Financial Statements
(Expressed in thousands of Canadian dollars)
FORBES MEDI-TECH INC.
Years ended December 31, 2007, 2006 and 2005

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in "Management's Annual Report of Internal Control Over Financial Reporting" on page 15 of the December 31, 2007 Management‘s Discussion and Analysis.

The Company's Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP has direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

“Charles A. Butt”	“David Goold”

CHARLES A. BUTT	DAVID GOOLD, CA
President and Chief Executive Officer	Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Forbes Medi-Tech Inc. (“the Company”) as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”

Chartered Accountants
Vancouver, Canada

March 7, 2008, except for note 21 which is as of March 20, 2008

FORBES MEDI-TECH INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

December 31, 2007 and 2006

	2007	2006

Assets

Current assets:
Cash and cash equivalents	$5,234	$15,287
Accounts receivable (note 4)	1,277	1,546
Inventories (note 5)	5,317	6,093
Prepaid expenses and deposits	224	598
	12,052	23,524

Capital Assets (note 6)	387	552
Intangible and other assets (note 8)	512	944
Goodwill (note 9)	-	367

	$12,951	$25,387

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 10)	$2,294	$3,486
Income tax liability	31	539
Deferred revenues	-	58
Current portion tenure allowance payable(note 12(a))	54	-
	2,379	4,083

Long-term liabilities:
Tenure allowance (note 12(a))	940	954
	3,319	5,037

Shareholders’ equity:
Share capital (note 11(c))	101,027	100,994
Contributed surplus (note 11(b))	9,875	8,943
Deficit	(101,270)	(89,587)
	9,632	20,350

	$12,951	$25,387

Nature of operations and going concern (note 1)
Commitments and contractual obligations (notes 10, 12 and 18)
Related party transactions (notes 12(b) and 15)
Subsequent events (note 21)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Don Buxton”		“Nitin Kaushal”
	Director		Director

DON BUXTON		NITIN KAUSHAL

FORBES MEDI-TECH INC.
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Revenue:
Sales	$8,847	$5,964	$3,867
Licensing	57	152	153
Phytosterol revenues	8,904	6,116	4,020
Interest and other	457	1,126	461
	9,361	7,242	4,481

Expenses:
Cost of sales	9,155	5,857	2,507
General and administrative	5,066	5,202	5,443
Research and development	3,469	9,634	10,994
Marketing, sales and product development	1,606	2,762	1,665
Foreign exchange loss	1,267	1,311	174
Depreciation and amortization	213	149	162
	20,776	24,915	20,945

Impairment charge for goodwill, intellectual property and capital assets (notes 6, 8(a) and 9)	759	-	-
Loss from continuing operations for the year before taxes	(12,174)	(17,673)	(16,464)

Current income tax recovery / (expense) (note 17(a))	491	(158)	-

Net loss from continuing operations for the year	(11,683)	(17,831)	(16,464)

Discontinued Operations (note 19)

Income from discontinued operations, net of income tax provision	-	29	3,658

Gain from disposal of discontinued operations, net of current income tax provision of $7,243 and future tax reduction of
$(845)	-	6,958	-

Net loss and comprehensive loss for the year	(11,683)	(10,844)	(12,806)

Deficit, beginning of year	(89,587)	(78,743)	(65,937)

Deficit, end of year	$(101,270)	$(89,587)	$(78,743)

Weighted average number of common shares outstanding (‘000)	38,407	37,400	34,058

Basic and diluted loss per share from continuing operations	$(0.30)	$(0.48)	$(0.48)

Basic and diluted income per share from discontinued operations	-	$0.00	$0.10

Basic and diluted gain per share from disposal of
discontinued operations	-	$0.19	-

Basic and diluted loss per share	$(0.30)	$(0.29)	$(0.38)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Cash provided by (used in):
Operations:
Net loss for the year	$(11,683)	$(10,844)	$(12,806)
Adjustment for:

Depreciation and amortization	213	149	162
Amortization of deferred license revenues	(57)	(115)	(151)
Impairment charge for goodwill, intellectual property and capital assets	759	-	-
Stock-based compensation	958	1,819	1,776
Amortization of capitalized financing fees	-	26	17
Accretion of interest	-	117	74
Loss (gain) on disposal of fixed assets	-	1	(9)
Income from discontinued operations, net of taxes	-	(29)	(3,658)
Gain on disposal of discontinued operations, net of taxes	-	(6,958)	-
Foreign exchange translation	-	-	(5)
	(9,810)	(15,834)	(14,600)
Net change in non-cash operating items (note 13)	(291)	(2,012)	(2,776)
Net cash used in continuing operations	(10,101)	(17,846)	(17,376)

Net cash (used in) provided by discontinued operations	-	(5,214)	7,180
	(10,101)	(23,060)	(10,196)

Investments:
Acquisition of property, plant and equipment	(99)	(174)	(315)
Proceeds from long-term note receivable	140	131	302
Proceeds on disposal of Phyto-Source manufacturingjoint venture	-	28,935	-
Acquisition of intangible/other assets	-	(436)	-
Acquisition of license	-	-	(11)
Proceeds on disposal of fixed assets	-	-	186
Short-term investments	-	-	6,018
Net cash invested by discontinued operations	-	-	(332)
	41	28,456	5,848
Financing:
Issuance of common shares	7	923	301
Issuance of preferred shares, net of share issue costs	-	-	6,221
Repayment of notes payable	-	-	(66)
Decrease in long-term liabilities from discontinued operations	-	(330)	(1,339)
	7	593	5,117

Increase / (decrease) in cash and cash equivalents	(10,053)	5,989	769

Cash and cash equivalents, beginning of year	15,287	9,298	8,529

Cash and cash equivalents, end of year	$5,234	$15,287	$9,298

Supplementary information (note 14)
See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

1 .	Nature of operations and going concern:

Forbes Medi-Tech Inc. (“Forbes” or the “Company”) is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening diseases. Our pharmaceutical compounds are primarily targeting a number of conditions and diseases associated with Metabolic Syndrome, and Inflammatory Lung Disease. Our nutraceutical products, both commercialized and under development, are intended to help reduce the risk of cardiovascular disease and the conditions that can cause it. The Company has operations in the nutraceutical/functional food ingredient market in the USA, Europe and other international markets.

As the Company is continuing to further its pharmaceutical research of novel compounds, future losses are anticipated and additional financing will be required. The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products and services, receiving the required regulatory approvals, the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis. There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis. In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company’s products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development. It is not possible to predict the outcome of the Company’s future research and development activities or the financing thereof.

The Company’s management is considering all financing alternatives and is seeking to raise additional funds for operations from potential investors. In addition, the Company is looking at options for liquidating certain of the long-term assets as recognized in note 8, and at other non-dilutive financing options. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms.

The Company’s management believes sufficient financial resources exist to fund operations into the third quarter of 2008.

These consolidated financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. These financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and s

2 .	Changes in accounting standards:

uch adjustments could be material.

(a)	Current year adoption of new accounting standards:

Effective on January 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530") and Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855").

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

2 .	Changes in accounting standards (continued):

(a)	Current year adoption of new accounting standards (continued):

Section 1530 provides standards for the reporting and presentation of comprehensive income / (loss), which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income / (loss) refers to items recognized in comprehensive income / (loss) that are excluded from net income / (loss) calculated in accordance with Canadian GAAP.

Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. Under the new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially measured at fair value. Held for trading financial investments are subsequently measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired. Loans and receivables, held to maturity investments and other financial liabilities are subsequently measured at amortized cost. As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. Accounts payable and the tenure allowance have been classified as other financial liabilities, both of which are measured at amortized cost.

(b)	Future changes in accounting standards:

In June 2007, the CICA issued a new Handbook Section 3031, Inventories (Section 3031). In December 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures (Section 1535), Handbook Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863). These new standards become effective for the Company on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the Company has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company is presently evaluating the impact of this new standard.

Section 3031 replaces Handbook Section 3030, Inventories, providing more guidance on the measurement and disclosure requirements for inventories. Specifically, it requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The standard also provides guidance on the cost formulas used to assign costs to inventories. This new standard will not have any significant impact on the consolidated financial statements of the Company.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

2 .	Changes in accounting standards (continued):

(b)	Future changes in accounting standards (continued):

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages these risks. The Company is presently evaluating the impact of this new standard.

3 .	Significant accounting policies:

(a)	Basis of consolidation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”). The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

(b)	Cash and cash equivalents:

Cash and cash equivalents include cash and term deposits with initial maturities of three months or less when acquired.

(c)	Inventories:

Raw materials inventory is valued at the lower of cost and replacement cost. Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value. Cost is determined using weighted average cost.

(d)	Capital and intangible assets:

Capital assets are recorded at cost and amortized over their estimated useful lives using the following methods and annual rates:

Asset	Basis	Rate

Office and laboratory equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Declining-balance	100%
Leasehold improvements	Straight-line	Lease term

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

3 .	Significant accounting policies (continued):

(d)	Capital and intangible assets (continued):

Capital additions are amortized when placed into use.

Intangible assets, comprised of intellectual properties, are recorded at acquisition cost and are amortized on a straight-line basis over their estimated useful lives, not exceeding ten years.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value.

(e)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the goodwill might be impaired.

(f)	Stock-based compensation plan:

The Company has a stock-based compensation plan for employees, officers, directors and consultants of the Company and of affiliates of the Company. Stock-based compensation expense is recorded for stock options issued to employees and non-employees using the fair value method with a corresponding increase in contributed surplus. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital.

Under the fair value based method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided. The fair value of employee stock options are valued at the grant date and amortized over the vesting period.

(g)	Research and development:

All research costs are expensed as incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets certain criteria for deferral and amortization. No development costs have been deferred to date.

(h)	Revenue recognition:

The Company recognizes revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

3 .	Significant accounting policies (continued):

(i)	Cost of sales, marketing and product development:

Cost of sales, marketing and product development include all costs pertaining to the sales of marketable nutraceutical and pharmaceutical end-products, all costs related to identifying and developing a market for the Company’s products, costs related to the manufacturing, development and upscaling of the Company’s product lines until a market has been established and the products are sold, and any write-down of inventory to net realizable value.

(j)	Government assistance:

Government assistance is accounted for using the cost-reduction method, whereby the benefit is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the government assistance will be received. During the year ended December 31, 2007, the Company received $20 (2006 – $169) of government assistance which has been offset against research and development expense.

(k)	Income taxes:

Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Income taxes are recorded based on enacted or substantively enacted income tax rates. A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

(l)	Foreign currency translation:

The Company’s functional and reporting currency is the Canadian dollar. The Company’s foreign subsidiaries are integrated foreign operations for which monetary assets and liabilities denominated in US dollars or Pound Sterling are translated into Canadian dollars at the rates of exchange in effect at the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; and revenues and expenses at the average rate for the period. Gains and losses on translation are included in results from operations.

(m)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, property, plant and equipment and intangible and other assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

3 .	Significant accounting policies (continued):

(n)	Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 12(d)) certain common shares of the Company may be issued at a future date contingent upon future sales. The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

(o)	Fair value of financial instruments:

Carrying values of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate their fair values due to their short terms to maturity The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

(p)	Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period.

Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. As the Company has incurred a loss for each period presented, all stock options and warrants are anti-dilutive and have been excluded from the weighted average shares outstanding.

4 .	Accounts receivable:

	2007	2006

Trade receivables	$789	$1,172
Note receivable (note 8(b))	140	131
Other sales taxes recoverable	114	201
Other receivables	234	42

	$1,277	$1,546

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

5 .	Inventories:

	2007	2006

Raw materials, supplies and work in progress	$1,499	$3,514
Finished goods	3,818	2,579

	$5,317	$6,093

Inventory is reviewed on a product-by-product basis, and any valuation allowances are written off to cost of sales. In the year ended December 31, 2007, $450 (2006-$350) was charged to cost of sales.

6 .	Capital assets:

		Accumulated	Net book
2007	Cost	amortization	value

Leasehold improvements	$209	$(209)	$0
Laboratory equipment	241	(71)	170
Office equipment	191	(107)	84
Computer equipment and software	326	(193)	133

	$967	$(580)	$387

		Accumulated	Net book
2006	Cost	amortization	value

Leasehold improvements	$208	$(90)	$118
Laboratory equipment	165	(42)	123
Office equipment	190	(64)	126
Computer equipment and software	305	(120)	185

	$868	$(316)	$552

Amortization expense amounted to $213 in the year ended December 31, 2007 (2006 - $149, 2005 - $162).

In January 2008, the Company reached an agreement to sublease a portion of its office space. At December 31, 2007, the Company recorded a charge of $93 to record the accelerated amortization of leasehold improvements relating to this space and certain office equipment that was disposed of related to the sublease to reflect a reasonable estimate of its estimated fair value as at that date. The fair value of this office equipment was determined based on the $1 of proceeds received from its sale in January 2008.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

7 .	Joint venture:

In June 2006 the Company entered into an Agreement with Fayrefield Foods Ltd. (“Fayrefield”) to establish a 51-49 venture, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), to broaden the distribution of finished products containing the Company’s proprietary ingredients. These Reducol™ containing products are sold directly to retail customers in the European Union, excluding certain retailers in the United Kingdom and Ireland.

Forbes-Fayrefield has arranged a €300,000 line of credit to support the operations. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 4.0%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender. As at December 31, 2007, €nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets and statement of operations reflecting the Company’s proportionate interests in the venture operations:

	December 31	December 31
	2007	2006

Assets
Current assets	$261	$299
Office equipment	6	1

	$267	$300
Liabilities
Accounts payable, overdraft and accrued liabilities	$150	$248

Equity	$117	$52

	2007	2006

Earnings
Revenue	$1,130	$731
Cost of goods sold	995	668
Expenses	70	32

Net earnings	$65	$31

	2007	2006

Cash Flow
Operating activities	37	$(12)
Financing activities	-	(1)
Investing activities	(5)	21

Increase in cash flow	32	$8

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

8.	Intangible and other assets:

		Accumulated	Net book
2007	Cost	amortization	value

Intellectual property	$339	$(339)	$0
Other	46	(38)	8
	385	(377)	8

Note receivable, long-term portion (note 8(b))			99
Life insurance cash surrender value			389
Restricted cash funds in trust account			16

			$512

		Accumulated	Net book
2006	Cost	amortization	value

Intellectual property	$339	$(6)	$333
Other	46	(30)	16
	385	(36)	349
Note receivable, long-term portion (note 8(b))			239
Life insurance cash surrender value			356

			$944

Amortization expense amounted to $42 in the year ended December 31, 2007 (2006 - $7, 2005 - $10).

(a)	In light of the Company’s going concern issues, management reviewed the carrying value of its intangible assets recognized as part of the acquisition of TheraPei Pharmaceuticals, Inc. (note 12(b) and concluded that the carrying value of these intangible assets would not be recoverable. At December 31, 2007, the Company recorded an impairment charge of $ 299 to write down these intangible assets to reflect a reasonable estimate of its estimated fair value as at that date.

(b)	In August 2002, the Amqui pilot facility was sold to a third party for total consideration of $1,631. On closing, Forbes received proceeds of $332, net of transaction costs and a note receivable of $1,200 repayable in one payment of $350 plus interest on May 2004, with the remainder paid by monthly installments beginning September 2002 and ending August 2009. As at December 31, 2007, a total amount of $239 (short-term $140; long-term $99) (December 31, 2006 – $370 (short-term $131; long-term $239)) remains outstanding.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

9.	Goodwill:

In light of the Company’s going concern issues, management reviewed the carrying value of its goodwill recognized on of the acquisition of TheraPei Pharmaceuticals, Inc. (note 12(b), and concluded that the carrying value would not be recoverable. At December 31, 2007, the Company recorded an impairment charge of $367 to write down the goodwill to reflect a reasonable estimate of its estimated fair value as at that date.

10.	Accounts payable and accrued liabilities:

	2007	2006

Trade payables	$1,368	$2,217
Other payables	535	1,269
Provision for loss on inventory purchase commitment	391	-

	$2,294	$3,486

In the year ended December 31, 2007, $391 (2006-$nil) was charged to cost of sales as a result of recognizing the provision for loss on purchase commitments for inventory.

11.	Share capital:

(a)	Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares without par value and 50,000,000 preferred shares without par value. At the annual meeting held in May 2006, the shareholders approved a resolution increasing the authorized common shares from 200,000,000 to an unlimited number. Of the preferred shares, 10,000,000 have been designated the Series A Convertible Preferred Shares and 6,000 have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 were issued and converted into common shares in 2005, leaving 4,625,000 available to be issued. Of the 6,000 Series B Convertible Preferred Shares, all 6,000 have been issued and converted into common shares in 2006.

(b)	Contributed surplus relating to:

	2007	2006
Surplus relating to stock compensation, warrants and
options associated with common shares (note 11(c))	$8,002	$7,070

Surplus relating to warrants associated with the Series
B Convertible Preferred Shares (note 11(d))	1,873	1,873
	$9,875	$8,943

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11.	Share capital (continued):

(c)	Common shares issued and allotted: (See subsequent events, note 21 (a))

			Contributed
	Share Capital		Surplus

	Number of
	Common	Amount	Amount
	Shares

Balance, December 31, 2004	33,908,395	$94,223	$4,171

Issued during the year upon:
Exercise of stock options for cash proceeds	214,200	301	-
Employee stock based compensation expense	-	-	1,767
Non-employee stock based compensation expense	-	-	9
Transfer from contributed surplus for options
exercised:
Employee stock-options	-	252	(252)
Non-employee stock-options	-	14	(14)
Balance, December 31, 2005	34,122,595	94,790	5,681

Issued during the year upon:
Exercise of stock options for cash proceeds	313,500	511	-
Exercise of warrants for cash proceeds	200,669	412	-
Exercise of warrants on a cashless basis	34,301	-	-
Employee stock based compensation expense	-	-	1,589
Non-employee stock based compensation expense	-	-	230
Transfer from contributed surplus for options
exercised:
Employee stock-options	-	354	(354)
Non-employee stock-options	-	76	(76)
Conversion of Series B Preferred Shares	3,636,363	4,938	-
Amortization of capitalized financing fees on
conversion of Series B Convertible Preferred Shares	-	(357)	-
Issuance of shares pursuant to purchase agreement	94,672	270	-
Balance, December 31, 2006	38,402,100	100,994	7,070

Issued during the year upon:
Exercise of stock options for cash proceeds	10,000	7	-
Employee stock based compensation expense	-	-	840
Non-employee stock based compensation expense	-	-	118
Transfer from contributed surplus for options
exercised:
Non-employee stock-options	-	26	(26)

Balance, December 31, 2007	38,412,100	$101,027	$8,002

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11. Share capital (continued):

(d)	Series B Convertible Preferred Shares issued and allotted:

	Number of	Liability	Equity	Contributed
	Preferred	Component	Component	Surplus
	Shares	(‘000’s Cdn$)	(‘000’s Cdn$)	(‘000’s Cdn$)

Balance, January 1, 2005	-	$-	$-	$-

Issued for cash	6,000	2,267	3,011	1,744

Share issue costs	-	-	(343)	(200)
Broker warrants	-	-	(187)	(109)
Fair value of broker warrants	-	-	-	438
Accretion of interest	-	74	-	-

Balance, December 31, 2005	6,000	2,341	2,481	1,873

Conversion to common shares	(6,000)	(2,458)	(2,481)	-
Accretion of interest	-	117	-	-
Balance, December 31, 2006
and 2007	-	-	-	1,873

In November 2005, the Company completed a Private Placement raising US$6,000 (Cdn$7,022, before financing costs of Cdn$801) resulting from the issuance of 6,000 Series B Convertible Preferred Shares with 1,818,182 warrants attached. The Series B Convertible Preferred Shares were convertible at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on the then current exchange rates). The Series B Convertible Preferred Shares matured on October 27, 2008, at which time the Company had the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11.	Share capital (continued):

(d)	Series B Convertible Preferred Shares issued and allotted (continued):

While the legal form of this financial instrument was that of preferred shares, due to the mandatory redemption on October 27, 2008, the substance of the instrument was that of a financial liability. For accounting purposes, these shares were considered to have both a debt and equity component. The equity component of $2,481 was recorded in contributed surplus and related to the fair value of the detachable warrants and to the embedded conversion feature. The proceeds from the issuance of the preferred shares with detachable warrants were allocated to the warrants issued and the embedded conversion feature based on their fair values, and the remaining value of $2,341 was recorded as a liability. The carrying value of the liability portion was being accreted to its retraction value of $4,064, over a period from the date of issuance to its maturity date on October 27, 2008, or until conversion of the preferred shares into common shares. Interest accretion was charged to the statement of operations as interest expense. Of the total financing costs of $1,238, $839 was charged to shareholders equity and $399 was capitalized as capitalized financing fees in intangible and other assets.

In the year ended December 31, 2006, all 6,000 Series B Convertible Preferred Shares were converted into 3,636,363 common shares. The carrying value of the liability portion was decreased by $2,341 to reflect the conversion of the shares. The interest accretion of the liability portion for the year was $117, and was charged to the statement of operations as interest expense. Also, the amortization of the capitalized financing fees for 2006, in the amount of $26, was charged to the statement of operations as financing fees. In addition, $357 of the capitalized financing fees was recognized as reduction in share capital resulting from the conversion of the 6,000 Series B Convertible Preferred Shares into common shares.

(e)	Share purchase warrants

As part of the January 6, 2004 Private Placement, 1,612,500 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing. In connection with this private placement, the Company also issued to affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee. As at December 31, 2006, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares. The balance of warrants and brokers’ warrants expired on January 6, 2007.

As part of the November 2005 Private Placement, 1,818,182 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, for five years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. The Company also issued 254,545 brokers’ warrants, which have the same terms as the warrants issued to the investors. A balance of 1,818,182 warrants and 254,545 brokers’ warrants remain outstanding as at December 31, 2007 and expire on October 26, 2010. (See subsequent events, note 21 (a))

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11.	Share capital (continued):

(f)	Option Plan:

On June 29, 2007, the Company implemented a new “rolling” stock option plan entitled the “2007 Stock Option Plan” (the “New Plan”). The New Plan was initially approved by the Company’s Board of Directors on April 12, 2007 and was also approved by the Company’s shareholders at the Annual General and Special Meeting held May 17, 2007. The New Plan replaces the Amended and Restated 2000 Stock Option Plan (the “Old Plan”), which was a “fixed number” plan. The persons to whom options may be granted under the New Plan remain the same as under the Old Plan, being directors, officers, employees and consultants of the Company or an affiliate. With the implementation of the New Plan, 3,801,625 options from the Old Plan, with exercise prices of more than $1.00 were replaced by 2,171,500 options under the New Plan and 1,510,575 of previously vested options were cancelled. These new options which have an exercise price of $1.00 and an expiry date of March 31, 2012, increased the stock option expense by $589. A total of 880,250 options from the Old Plan having exercise prices of $1.00 or less remain in effect under the New Plan unamended. The stock compensation expense relevant to these options amounted to $229.

Under the new 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10 % of the outstanding common shares of the Company. At December 31, 2007, the Company could grant options for up to 3,841,210 common shares.

(g)	Outstanding Options:

The aggregate intrinsic values of all vested stock options outstanding at December 31, 2007, 2006 and 2005 were $nil, $8 and $584, respectively. The total fair value of stock options that vested during the year ended December 31, 2007, 2006 and 2005 were $362, $2,237 and $331, respectively. The weighted average grant-date “fair values” of stock options granted during the years ended December 31, 2007, 2006 and 2005 were $0.33, $1.06 and $1.21 per option, respectively. The total intrinsic values of the stock options exercised during the years ended December 31, 2007, 2006 and 2005 were $1, $340 and $224 respectively.

Stock options outstanding as at December 31, 2007: (See subsequent events, note 21 (a))

Range of Exercise prices	Options outstanding			Options exercisable
	Number outstanding at December 31, 2007	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2007	Weighted average exercise price

$0.53 - $0.99	117,700	3.21	$0.77	98,300	$0.78
$1.00	2,823,800	4.22	$1.00	2,440,395	$1.00

	2,941,500	4.18	$0.99	2,538,695	$0.99

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11.	Share capital (continued):

(g)	Outstanding Options (continued):

Company's Stock Option Plan as at and changes for the years ended December 31, 2007, 2006 and 2005:

		Weighted
	Number of	Average
	Optioned	Exercise
	Shares	Price

Balance, December 31, 2004	4,290,975	$2.45

Options granted	1,421,500	2.35
Options exercised	(214,200)	1.40
Options forfeited	(605,567)	2.88
Balance, December 31, 2005	4,892,708	2.42

Options granted	965,000	2.53
Options exercised	(313,500)	1.63
Options forfeited	(972,583)	2.75
Balance, December 31, 2006	4,571,625	2.42

Options granted	711,500	1.00
Options exercised	-	-
Options forfeited	(601,250)	1.93

Balance, April 12, 2007	4,681,875	2.27
Options cancelled due to adoption of New Plan	(3,801,625)	2.51
Options issued on adoption of New Plan	2,171,500	1.00
Options granted	72,700	0.78
Options exercised	(10,000)	0.66
Options forfeited	(172,950)	2.24

Balance, December 31, 2007	2,941,500	$0.99

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11.	Share capital (continued):

(g)	Outstanding Options (continued):

A summary of the non-vested stock options as at and changes for the year ended December 31, 2007 are as follows:

	Options outstanding				Non-vested options
		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		Grant date
	Shares	price	expiration	value	Shares	fair value
Outstanding,
beginning of year	4,571,625	$2.42	2.85		676,750	$0.73
Granted	711,500	1.00	4.11		481,500	0.43
Exercised	-	-	-		-	-
Forfeited	(601,250)	1.93	1.27		(102,500)	0.93
Vested	-	-	-		(303,375)	0.93
Outstanding,
End of Old Plan	4,681,875	2.27	2.30		752,375	0.44
Options cancelled due to
adoption of New Plan	(3,801,625)	2.51	2.04		(255,875)	0.45
Outstanding,
beginning of New Plan	880,250	1.23	3.42		496,500	0.43
Granted	2,244,200	0.99	4.25		149,020	0.29
Exercised	(10,000)	0.66	-		-	-
Forfeited	(172,950)	2.24	1.53		(25,786)	0.42
Vested					(216,929)	0.37
Outstanding at
December 31,2007	2,941,500	$0.99	4.18		402,805	$0.41
Options exercisable	2,538,695	$0.99	4.19	$ Nil	N/A	N/A

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on December 31, 2007 of $0.26 on the Toronto Stock Exchange, which would have been received by option holders had they exercised their options at that date.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11.	Share capital (continued):

(h)	Stock Based Compensation:

Stock-based compensation recorded for the year ended December 31, 2007, 2006 and 2005 is summarized below:

	2007	2006	2005
Employee stock-based compensation expense	$840	$1,589	$1,767
Non-employee stock-based compensation expense	118	230	9
	$958	$1,819	$1,776

For the years ended December 31, 2007, 2006 and 2005, this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	2007	2006	2005

Research and development	$350	$821	$752
General and administrative	419	684	779
Marketing, sales and product development	189	314	245

	$958	$1,819	$1,776

At December 31, 2007 there is a balance of $111 of unamortized stock based compensation expense, which will be recognized over the next 24 months on a weighted-average basis.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005

Expected dividend yield	0%	0%	0%
Expected volatility	81%	60%	96%
Risk-free interest rate	4.5%	4.3%	3.5%
Expected lives	2 years	2 years	2 years

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

11.	Share capital (continued):

(h)	Stock Based Compensation (continued):

There is no dividend yield because the Company does not pay, and does not plan to pay, cash dividends on common shares. The expected stock price volatility is based on the historical volatility of the Company’s average daily stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. The effect of actual forfeitures is recognized as it occurs.

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005

Expected dividend yield	0%	0%	0%
Expected volatility	92%	89%	102%
Risk-free interest rate	4.5%	4.1%	3.7%
Expected lives	4 years	4 years	4 years

(i)	Shareholder rights plan:

The Company has adopted a shareholder rights plan (the “Rights Plan”) to protect its shareholders from unfair, abusive or coercive take-over strategies. Under the Rights Plan, holders of common shares are entitled to one share purchase right (a "Right") for each common share held. If any person or group makes a take-over bid, other than a bid permitted under the plan, or acquires 20% or more of the Company's outstanding common shares without complying with the Rights Plan. Each Right entitles the registered holder thereof to purchase, in effect, $40 equivalent of common shares at 50% of the prevailing market price.

12.	Commitments, contractual obligations and contingencies:

(a)	Tenure allowance:

In January of 1999, the shareholders approved agreements with three key executive officers ("Executives") that provided for tenure allowances for services provided to the Company. The agreements entitled each Executive to receive an allowance provided the Executive had continued to provide his service to the Company to specified qualification dates, which ranged from March 1, 2002 to January 1, 2006. By 2002, two of these executives had resigned from the Company prior to the date that the tenure allowance would have vested. In 2004, the third Executive resigned, however he had reached his qualification date and has qualified for his tenure allowance. The Company recorded the cost of this allowance over the term from the date of shareholders' approval to the applicable qualification date.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

12.	Commitments, contractual obligations and contingencies (continued):

(a)	Tenure allowance (continued):

The Company is obligated to pay $65 per annum for 25 years beginning March 1, 2008. As at December 31, 2007 the current portion of the tenure allowance is $54 and the long-term is $940. As the tenure allowance has not been fully funded, the interest accretion expense on the allowance for the year ended December 31, 2007 is $49 (2006 – $(18)). The interest rate used to calculate the allowance is based on the Government of Canada 25-year bond rate.

(b)	Acquisition of TheraPei Pharmaceuticals, Inc.:

In October 2006, Forbes acquired 100 percent of the outstanding common shares of TheraPei Pharmaceuticals, Inc. (“TheraPei”). The aggregate purchase price was $339 (US $300), including $69 of cash and common stock valued at $270. Dr. John Nestor, Forbes’ Chief Scientific Officer, was the majority shareholder of TheraPei and as such, received the majority of the acquisition consideration, and will receive the majority of any additional consideration paid.

Additional consideration for the acquisition will be made on a staged basis commensurate with development of the newly acquired technologies. Future consideration consisting of milestone payments, payable to the former shareholders of TheraPei, may reach up to US$50 million based upon the successful completion of key clinical development steps ranging from receiving approval for an Investigational New Drug application through to the successful product launches, for the compounds identified as the VPAC2 Analog for diabetes, or for the VPAC2 Analog for inflammatory lung disease.

In the event that the Forbes elects to license any VPAC2 Analog, to an unaffiliated third party, the former shareholders of TheraPei shall be entitled to receive 20% of the license revenue received by Forbes pursuant to such license, and any potential milestone payments with respect to such indication shall terminate.

Upon commercialization of either of the VPAC2 analogs by Forbes for any purpose, the former shareholders of TheraPei shall be entitled to receive an eleven percent (11%) commercial royalty on net sales.

In addition, should any ACC2 Inhibitor, which promotes fatty acid oxidation, be commercialized for any purpose, the former shareholders of TheraPei shall receive a three percent (3%) commercial royalty on net sales by Forbes. Should any SPT Inhibitor, which targets the treatment of diabetes, be commercialized for any purpose, the former shareholders of TheraPei shall receive a four percent (4%) commercial royalty on net sales by Forbes.

All consideration will paid as to a minimum of 80% in Forbes’ common shares, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. If regulatory or shareholder approval is not forthcoming, the Company shall pay cash in lieu of the issuance of shares. The Company may also elect to pay cash in lieu of the issuance of shares in certain circumstances.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

12.	Commitments, contractual obligations and contingencies (continued):

(c)	Research agreements:

As at December 31, 2007, the Company had unrecorded future funding commitments under various research agreements totaling $190 (2006 – $221). These amounts will be recorded at the earlier of when the funding is made or when the services have been performed.

(d)	University of British Columbia:

By agreements with the University of British Columbia (“UBC”) effective September 15, 1995 (as amended), the Company acquired rights to the preparation and purification of phytosterols from tall oil soap and to the fermentation of phytosterols to Androstenedione (“AD”) and Androstadienedione (“ADD”). Under the two sets of license agreements, the Company issued a total of 50,000 shares in fiscal 1996 and agreed to issue up to an additional 50,000 shares after the sale of any products derived from these technologies. In addition, the Company agreed to pay royalties on gross revenues of 1% to 1.5% .

(e)	Legal claims:

The Company is subject to a legal claim arising from a disagreement with a former employee. The Company analyzed the legal proceeding and allegations of this claim. The outcome of this proceeding is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

13.	Net change in non-cash operating items:

	2007	2006	2005

Accounts receivable	$269	$(377)	$(53)
Inventories	776	(4,828)	(1,258)
Prepaid expenses and deposits	374	2,153	(2,888)
Accounts payable and accrued liabilities	(1,192)	1,576	1,193
Deferred revenues	-	172	(193)
Current income tax liability	(508)	(647)	-
Increase (decrease) in tenure allowance	6	(61)	122
Other	(16)	-	301
	$(291)	$(2,012)	$(2,776)

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

14.	Supplementary cash flow information:

	2007	2006	2005

Supplementary cash flow information:
Interest paid	$3	$1	-
Interest paid- discontinued operations	-	18	$90
Income taxes paid	-	8,327	1,180
Non-cash financing and investing activities:
Conversion of preferred shares to common shares	-	4,581	-
Issuance of shares pursuant to purchase agreement	-	270	-
Fair value assigned to brokers’ warrants	-	-	438
Transfer from contributed surplus for options exercised	$26	$430	$266

15.	Related party transactions:

During the years ended December 31, 2007, 2006 and 2005, the Company paid or accrued to companies controlled by directors or officers:

	2007	2006	2005
Legal fees and share issue costs	$204	$229	$246
Consulting	-	-	6
	$204	$229	$252

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties. These expenditures are included in general and administrative expenses and in intangible and other assets.

16.	Concentration of sales and segmented disclosure:

For the year ended December 31, 2007, the majority of the Company’s revenue was generated from four customers (year ended December 31, 2006 – four customers). Customer A accounted for 40% (2006 – 38%), Customer B accounted for 15% (2006 – 0%), Customer C accounted for 13% (2006 – 12%), and Customer D accounted for 10% (2006 – 0%) of revenue. 49% of sales are recorded in the USA, 50% of sales are recorded in Europe and the balance in Asia.

The Company has operated in a single business segment developing, selling and licensing nutraceutical products to customers in the United States and the European Union. Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

As of December 31, 2007, 2006 and 2005, the Company’s long-lived assets used in continuing operations are primarily located in Canada.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

17.	Income taxes:

(a)	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense using a 34.12%, (2006 – 34.12%, 2005 – 34.85%) statutory rate is:

	2007	2006	2005

Income tax recovery at statutory rates	$(4,155)	$(6,027)	$(5,738)
Change in valuation allowance	(5,929)	5,032	3,973
Impact of substantially enacted income tax rate
on the valuation allowance	8,357	-	-
Permanent differences and other	1,236	1,153	1,765

Income tax expense	$(491)	$158	$-

(b)	The tax effects of temporary differences that give rise to significant components of the future income tax assets are presented below:

	2007	2006
Future tax assets:

Non-capital loss carry-forwards	$13,472	$16,279
Research and development expenditures	9,276	11,903
Property, plant and equipment and intangible assets	1,268	1,539
Share issue costs	132	315
Other	163	204
Total gross future tax assets	24,311	30,240

Valuation allowance	(24,311)	(30,240)

Total future tax assets	$-	$-

Realization of the future income tax assets is dependent on generating sufficient taxable income prior to the expiration of any loss carry forward balance for tax purposes. Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future income tax assets will be realized. Accordingly, a valuation allowance has been provided, equal to the net future income tax asset. The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

17.	Income taxes (continued):

(b)	The tax effects of temporary differences (continued):

The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company. The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated. As at December 31, 2007, no provisions have been made in the financial statements for any estimated tax liability.

The operations of the Company and related tax interpretations, regulations and legislation are continually changing. As a result, there are significant estimates required to compute income tax balances. As at December 31, 2007, the Company has scientific research and experimental development expenditures in the amount of $34,399 (2006 – $35,585) available for carry-forward indefinitely to reduce future Canadian taxable income. The Company also has approximately $7,097 (2006 – $7,689) of unclaimed investment tax credits available to reduce future Canadian income taxes otherwise payable. The Company also has non-capital losses in the amount of $48,226 (2006 – $47,376) available to offset future Canadian taxable income. The investment tax credits and Canadian non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses
Year of expiry

2008	$265	$3,114
2009	-	1,687
2010	-	3,106
2014	-	4,476
2015	-	11,005
2019	990	-
2020	1,872	-
2021	2,483	-
2022	298	-
2023	187	-
2024	496	-
2025	506	-
2026	-	15,885
2027	-	8,953
	$7,097	$48,226

The Company has net operating loss carryforwards for U.S. federal and state income tax purposes of approximately $1,194 (US$1,105) which begin to expire in 2014. Due to the change in control of TheraPei Pharmaceuticals, Inc. during the year ended December 31, 2006 [note 12(b)], the future utilization of certain net operating loss carryforwards that were incurred by TheraPei Pharmaceuticals, Inc. prior to acquisition will be restricted and subject to annual limitations.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

18.	Lease commitments:

The Company is committed under operating lease agreements for premises and office equipment, for lease payments in the following amounts:

2008	418
2009	305
2010	299
2011	5
2012 and thereafter	-
$1,027

19.	Discontinued operations:

The Company’s Board of Directors resolved in February 2006 to dispose of its interest in the 50-50 Phyto-Source manufacturing joint venture, comprised of its 50% membership interest in Phyto-Venture LLC, and its 49.5% limited partnership interest in Phyto-Source LP. Accordingly, all revenues, expenses, assets and liabilities related to the Phyto-Source joint venture have been classified as discontinued operations for 2006 and 2005.

On March 14, 2006, the Company completed the sale of its interest in the Phyto-Source joint venture to Chusei Oil Co., Ltd. The sales price was US$25,000 in cash (Cdn$28,935, based on the then current exchange rates). On the sale, the Company recognized a net gain of $6,958 which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1,697, $134 in transaction fees, $7,243 in income tax expense, less $845 in a future tax liability reversal.

The following tables reflect the Company’s proportionate share of the Phyto-Source operations for the years ended December 31, 2006 and 2005 are summarized below. The results for 2006 are from January 1, 2006 to March 14, 2006 (date of disposal).

Income from discontinued operations

	2006	2005
Revenue	$2,490	$16,525
Expenses
Cost of goods sold	1,564	7,874
General and administrative	193	900
Depreciation and amortization	287	1,639
	2,044	10,413
Net income before taxes	446	6,112
Current income tax	417	1,606
Future income tax	-	848
Income from discontinued operations	$29	$3,658
Gain on disposal of discontinued operations	$6,958	$-

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

20.	United States generally accepted accounting principles:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States (“United States GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Material issues that could give rise to differences to these consolidated financial statements are as follows:

(a)	Stock-based compensation:

Under Canadian GAAP, all stock-based compensation granted to employee and non-employees on or after January 1, 2002 is accounted for at fair value. The value of any options granted prior to January 1, 2002 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, and prior to January 1, 2006, the Company followed Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123, Accounting for Stock-based Compensation ("SFAS No. 123"), which requires the recognition of compensation costs for stock options issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value.

The fair value of the non-employee stock options granted after December 15, 1995 has been estimated using the Black-Scholes option pricing model based on the assumptions set out in note 11 (h).

As a result, the fair value of any options granted to non-employees prior to January 1, 2002 and subsequent to December 15, 1995 has not been recorded under Canadian GAAP. Under United States GAAP, the value of these options is recorded in accordance with SFAS No. 123.

For United States GAAP, prior to January 1, 2006, the Company elected to account for employee share-based compensation using the intrinsic value method based upon Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). In most cases the application of the intrinsic value method by the Company did not result in compensation expense under United States GAAP.

GAAP differences between intrinsic measurement under United States GAAP for employee and fair value measurement under Canadian GAAP prior to January 1, 2006 are presented in the United States GAAP reconciliation.

On January 1, 2006 under United States GAAP, the Company adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of FASB Statement of Accounting Standards No. 123 (Revised 2004), Share-Based Payment ("SFAS No. 123R"), using the modified prospective application transition approach.

There was no impact of adopting this standard on the accounting for non-employee awards.

Under Canadian GAAP, the Company records stock-based compensation expense as if all instruments granted that are subject only to a service requirement are expected to vest. The effect of actual forfeitures is recognized as it occurs.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

20.	United States generally accepted accounting principles (continued):

(a)	Stock-based compensation (continued):

Under United States GAAP, the Company is required to estimate the number of forfeitures expected in the year. Based on historical experience, forfeitures were estimated based on the preceding two years actual forfeitures, which approximates the actual number of forfeitures incurred. The Company has elected to record the actual number of forfeitures incurred. The Company has determined that the effect of estimated forfeitures upon the adoption on stock compensation expense, including the effect of estimating forfeitures on options granted, but not fully vested, prior to the adoption of SFAS No. 123R, is not material.

Under the modified prospective application transitional approach, the fair value of the cost of share-based compensation is recognized for awards granted, modified, repurchased or cancelled subsequent to the adoption of SFAS No. 123R. In addition, share-based compensation is recognized, subsequent to the adoption of SFAS No. 123R, for the remaining portion of the vesting period, if any, for outstanding awards granted prior to the date of adoption. Accordingly, on a modified prospective basis, there is no material difference in the recognition of stock-based compensation awards under Section 3870 and SFAS No. 123R for employee options. Prior years have not been adjusted and the Company continues to provide pro forma disclosures as if it had accounted for employee share-based payments in all periods presented under the fair value provisions of SFAS No. 123, Accounting for Stock-based Compensation, which is presented below:

2005

Net loss in accordance with United States GAAP,
as reported	$(11,062)
Deduct: Employee stock-based compensation expense
determined under the fair value method	(1,767)

Pro forma net loss	$(12,829)

Pro forma – basic and diluted net
loss per share	$(0.38)

(b)	Joint ventures:

Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to the proportionate consolidation method. However, reconciliation of this difference may and has been omitted in accordance with SEC rules and regulations.

The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition.

Condensed balance sheets and statements of operations reflecting the Company’s proportionate interests in its joint venture, in Forbes-Fayrefield, are disclosed in note 7.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

20.	United States generally accepted accounting principles (continued):

(c)	Convertible preferred shares:

Under United States GAAP, the proceeds from the issuance of convertible preferred shares with detachable warrants are allocated to the fair value of warrants issued and the intrinsic value of beneficial conversion feature. The remaining proceeds are allocated to debt, which is accreted to the redemption value of the convertible preferred shares over the maturity period and is charged to the statement of operations. Also, when the convertible preferred shares are redeemed the redeemed the remaining accretion is recorded immediately.

Under Canadian GAAP, the proceeds from the issuance of convertible preferred shares with detachable warrants are allocated to the warrants issued and the conversion feature based on the fair values. The remaining proceeds are allocated to debt, which is accreted to the redemption value of the convertible preferred shares over the maturity period. On the date of conversion of debt to equity, the carrying value of debt is reclassified to equity with no additional interest accretion.

(d)	Share issuance costs:

Under United States GAAP, share issuance costs pertaining to the beneficial conversion feature are recorded as deferred financing costs and are amortized over the maturity period. Under Canadian GAAP, the share issuance costs pertaining to the beneficial conversion feature are charged to equity.

(e)	Impact of differences:

(i)	Consolidated statement of operations and comprehensive loss and deficit:

	2007	2006	2005

Net loss and comprehensive loss in accordance with
Canadian GAAP	$(11,683)	$(10,844)	$(12,806)
Difference in employee stock based
compensation (note 19(a))	-	-	1,767
Difference in interest accretion and amortization of
capitalized financing fee (notes 19(c) and (d))	-	(37)	(23)

Net loss and comprehensive loss in
accordance with United States GAAP	(11,683)	(10,881)	(11,062)
Deficit, beginning of year, United States GAAP	(86,234)	(75,353)	(64,291)

Deficit, end of year, United States GAAP	$(97,917)	$(86,234)	$(75,353)

Weighted average number of shares
outstanding	38,407,388	37,400,378	34,057,703

Basic and diluted loss per share	$(0.30)	$(0.29)	$(0.32)

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

20.	United States generally accepted accounting principles (continued):

(e)	Impact of differences (continued):

(ii)	Consolidated balance sheet:

	2007		2006
	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP

Current assets	$12,052	$12,052	$23,524	$23,524
Capital assets	387	387	552	552

Intangible and other assets	512	512	1,311	1,311

Current and Long-term liabilities	3,319	3,319	5,037	5,037

Shareholders’ equity:
Common Shares	101,027	100,064	100,994	100,031
Contributed Surplus	9,875	7,485	8,943	6,553
Deficit	(101,270)	(97,917)	(89,587)	(86,234)

(f)	Other disclosures:

The following additional information would be presented if these consolidated financial statements were presented in accordance with United States GAAP:

(i)	Advertising expense:

Advertising expenses are recorded as an expense in the period they are incurred.

(ii)	Intangible assets:

The following table summarizes the estimated future amortization expenses as of December 31, 2007:

Year ending December 31

2008	$1
2009	1
2010	1
2011	1
2012	1
2013	1
Thereafter	2

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

20.	United States generally accepted accounting principles (continued):

(f)	Other disclosures (continued):

(iii)	Other disclosure items:

	2007	2006	2005

Depreciation	$171	$142	$152
Amortization	42	7	10

Depreciation-discontinued operations	-	$151	$958
Amortization- discontinued operations	-	136	681

Operating lease expense	$339	$321	$526
Operating lease expense – discontinued operations	-	-	82

(iv)	Allowance for doubtful accounts:

The Company does not have any allowance for doubtful accounts for the years ended December 31, 2007, 2006 and 2005.

(g)	Recent accounting pronouncements:

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (“FIN 48”) entitled “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company evaluated all the tax positions in accordance with FIN 48 and determined no adjustment to the liability for unrecognized tax benefits; consequently no cumulative effect adjustment to the January 1, 2007 balance of retained earnings was required. The amount of liability for unrecognized tax benefits as of January 1, 2007 and December 31, 2007 is nil.

The Company recognizes interest and penalties related to income taxes in interest and other income. To date, the Company has not incurred any significant interest and penalties.

Tax years ranging from 2001 to 2007 remain subject to examination in Canada, United States, and the United Kingdom.

Prior to 2007, the Company determined its tax contingencies in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“FAS 5”). The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

20.	United States generally accepted accounting principles (continued):

(g)	Recent accounting pronouncements (continued):

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In September 2006, SAB No. 108 was issued by the Securities and Exchange Commission. The interpretations in the SAB express the SEC staff's views regarding the process of quantifying financial statement misstatements. Beginning with annual financial statements covering fiscal years ending after November 15, 2006, material misstatements in the current year may result in the need to correct prior year financial statements, even if the misstatement in the prior year or years is considered immaterial. SAB 108 does not require previously filed reports to be amended. Such correction may be made the next time the company files the prior year financial statements. There is no impact on the Company’s results of operations, cash flows or balance sheet resulting from this interpretation.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159"). Under the provisions of SFAS No. 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is required to adopt the provisions of SFAS No. 159 effective January 1, 2008. The Company is currently assessing the impact of the adoption of SFAS No. 159.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

21.	Subsequent events:

a)	Plan of Arrangement

On February 14, 2008, at a Special General Meeting, the Company’s securityholders approved a Plan of Arrangement (“Arrangement”) and certain other resolutions as described below.

Each Shareholder of Forbes would exchange the common shares of Forbes Medi-Tech Inc. for common shares of a newly incorporated entity, 0813361 B.C. Ltd., (“Newco”) on the basis of one common share of Newco for between two and eight common shares of Forbes. The exchange ratio was to be determined by the Board of Directors of Forbes.

Each holder of an Option or Warrant would exchange the Option or Warrant for options or warrants to purchase a number of common shares of Newco equal to exchange ratio by which the number of common shares of Newco would be exchanged for the common shares of Forbes and at an exercise price that is a multiple of the existing exercise price equal to the number of common shares of Forbes that would exchanged for one common share of Newco. As a result of the Arrangement, Securityholders will hold common shares, options and warrants of Newco and Forbes will become a wholly owned subsidiary of Newco.

As of September 30, 2007, Forbes had a deficit of $98,460 and realizable assets with a value of approximately $15,936. In order to undertake the Arrangement, the Board of Directors proposed to reduce the stated capital of the Common shares by $98,460 so that, on the date of the Meeting, the realizable value of the assets of Forbes was greater than the aggregate of its liabilities and stated capital (as amended).

Under the Arrangement, Forbes became a wholly owned subsidiary of Newco, and Securityholders then held securities of Newco. It was considered desirable that Securityholders continue to hold their securities in an entity that has the same name as the entity in which they originally held their securities and that Forbes continue to be recognized in the business and financial markets by the same name. In order to effect the change of name of Newco to Forbes Medi-Tech Inc., Forbes first changed its name to “Forbes Medi-Tech Operations Inc.”

The determination date of the Arrangement was on February 26, 2008 and the Board of Directors determined that the exchange ratio would be on the basis of one common share of Newco for eight common shares of Forbes. After giving effect to the reorganization, the number of issued and outstanding common shares was reduced from 38,412,100 to approximately 4,801,512, the number of options outstanding reduced from 2,941,500 to 367,687, exercisable at prices between $4.24 and $8.00 per share and the number of warrants outstanding reduced from 2,072,727 to 259,091, exercisable at a price of US $16.48 per share.

FORBES MEDI-TECH INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

21.	Subsequent events (continued):

b)	Private investment

On March 20, 2008 the Company announced that had entered into an agreement with a private investor to reorganize Forbes Medi-Tech Operations Inc. (“FMTO”), a wholly-owned subsidiary of Forbes, (the entity as described in note 21 a) above.) The private investor is to make an investment of $3,000 in a convertible debenture of FMTO. All of the assets, liabilities and operations of FMTO, including the proceeds from the issue of the convertible debenture, will then be transferred to Forbes, which will continue to carry on the business previously carried on by FMTO. The debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of FMTO, representing 79% of the issued and outstanding common shares of FMTO at the time of completion of the transaction. The transaction is expected to close on or before April 30, 2008. Completion of the transaction is subject to the satisfaction of certain conditions. Additionally, subject to certain conditions, the private investor has agreed that Forbes will receive a minimum of $800 within one year of completion of the transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2007
(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with our audited December 31, 2007 consolidated financial statements and related notes that are prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements have been prepared on the basis that we will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The consolidated financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if we were unable to continue as a going concern and such adjustments could be material.

In this Management’s Discussion and Analysis, a reference to the “Company”, “Forbes”, “New Forbes”, “we”, “us”, “our” and similar words refers to Forbes Medi-Tech Inc. as constituted on the date hereof (see “Plan of Arrangement” below), its subsidiaries, and Forbes-Fayrefield Ltd., or any one of them as the context requires.

FORBES MEDI-TECH INC. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening diseases. Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription. Our infrastructure currently supports a portfolio of discovery and development stage pharmaceutical compounds and nutraceutical products. Our pharmaceutical compounds are primarily targeting a number of conditions and diseases associated with Metabolic Syndrome and Inflammatory Lung Disease. Our nutraceutical products, both commercialized and under development, are intended to help reduce the risk of cardiovascular disease and the conditions that can cause it.

Going forward, we may expand our product focus to include other medical conditions, as opportunities to do so arise.

PHARMACEUTICALS

Our pharmaceutical objectives are currently focused on developing our FM-TP Series of Compounds targeting Metabolic Syndrome and Inflammatory Lung Disease. We are continuing to pursue the out-licensing of FM-VP4, our novel cholesterol-lowering drug candidate.

The FM-TP Series of Compounds

The FM-TP Series of Compounds are being designed to target specific aspects of Metabolic Syndrome and various Inflammatory Lung Diseases, as outlined below. Such efforts are being managed at our facility in San Diego, California under the direction of Dr. John Nestor, who was appointed our Chief Scientific Officer in October 2006 in conjunction with our acquisition of TheraPei Pharmaceuticals, Inc., (now Forbes Medi-Tech (Research) Inc.)

Our FM-TP Series of Compounds are in the early stages of preclinical development, and we are currently working toward the identification of lead product candidates from the FM-TP3000 and FM-TP2000 Series targeting asthma and diabetes. We had previously expected to confirm these lead candidates in the fourth quarter of 2007 and in early 2008, however this has been delayed due the need for additional compound testing. We now expect confirmation of both lead compounds in the first half of 2008. Our strategy is to capitalize on the intrinsic value of selected FM-TP Compounds through collaborative agreements and upfront milestone payments at an early stage

Metabolic Syndrome

Metabolic Syndrome, also sometimes referred to as insulin resistance syndrome or syndrome-X, is a grouping of associated conditions that correlate with a person’s increased risk for both cardiovascular disease and diabetes. According to the Executive Summary of the U.S. National Cholesterol Education Program (NCEP) Third Report of the Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults (“Adult Treatment Panel III” or “ATP III”) (National Institutes of Health Publication No. 01-3670, May, 2001), the factors characteristic of Metabolic Syndrome are:

2

  abdominal obesity,
  atherogenic dyslipidemia (elevated triglyceride, small LDL particles, low HDL cholesterol), raised blood pressure,
  insulin resistance (with or without glucose intolerance), and prothrombotic and proinflammatory states.

Thus it can be seen that this syndrome can be associated with the development of atherosclerosis, hypertension, type 2 diabetes and increased risk of heart attack.

The American Heart Association currently reports that Metabolic Syndrome has become common in the United States, with over 50 million Americans estimated to have it (www.americanheart.org).

Compounds currently under research and development with respect to Metabolic Syndrome are as follows:

FM-TP2000 series – Pancreatic beta cells, responsible for the release of insulin and the control of glucose levels in the body, have receptors for both neuronal and hormonal signals. These receptors normally act in a complementary fashion and, when triggered by the body’s control signals or drugs, stimulate these beta cells to release insulin more effectively as it is needed. Recently entering the market are Byetta™1 and Januvia™2, both of which act through the stimulation of beta cell hormonal receptors. In contrast, the FM-TP2000 series of peptide compounds are being designed to selectively and effectively stimulate beta cell receptors for the neuronal signal, the VPAC2 receptors, thus triggering a more effective insulin release in response to the presence of glucose. If brought to market, the FM-TP2000 compounds could be first-in-class drugs to stimulate enhanced, glucose-dependent insulin release via this mechanism and would provide an alternative therapeutic approach which could achieve benefits similar to Byetta™, but also may be complementary in effect.

FM-TP4000 series – Elevated fatty acid levels in the body, associated with obesity and dyslipidemia, are known to cause an increase in synthesis of a product of an enzyme (SPT) which has pro-inflammatory activity. This pro-inflammatory signal has been shown to cause pancreatic beta cell death through apoptosis (“programmed cell death”). Death of the insulin-secreting beta cells leads to diabetes. The early stage FM-TP4000 series of compounds are small molecule inhibitors of this enzymatic pathway, which would treat diabetes by preventing beta cell loss in the pancreas, thereby preserving insulin secretory capacity. By inhibiting this pathway the early stage FM-TP4000 series of compounds also may preserve the normal proliferation of beta cells and block insulin resistance. This has the potential to address a major unmet clinical need in treating type II diabetes by preserving beta cell function.

FM-TP5000 series – Acetyl-CoA Carboxylase 2 (ACC2) is an enzyme linked to the suppression of fat burning in the body. The early stage FM-TP5000 library of compounds are selective small molecules designed to inhibit ACC2, and therefore accelerate fat clearance from the body, potentially slowing or blocking the progression of obesity and diabetes.

Inflammatory Lung Disease
Asthma, Chronic Obstructive Pulmonary Disease (COPD) and Pulmonary Arterial Hypertension (PAH) are all inflammatory lung diseases. While not specifically targeted initially, our work with respect to Metabolic Syndrome includes the development of a receptor agonist that may also have application as a therapeutic for one or more inflammatory lung diseases.

FM-TP3000 series – The same receptor for neuronal signals that appears on pancreatic beta cells to control insulin response, the VPAC2 receptor, also appears in smooth muscle cells in the lungs and on inflammatory cells such as mast cells. Coincident with our preparation of a long-acting VPAC2 agonist for diabetes, we also are preparing a related series of long-acting VPAC2 agonists for asthma, designed to rapidly relax the bronchial smooth muscle and thereby act as a prompt bronchodilator, with potential anti-inflammatory activity. By selectively targeting VPAC2 receptors, the FM-TP3000 series of compounds also are designed to suppress the release of inflammatory mediators (TNF-alpha, IL-12), as well as to suppress the eosinophil response to stimuli. This may provide an alternate therapeutic approach to treating asthma, COPD and PAH.

FM-VP4– We are continuing to pursue the potential out-licensing of FM-VP4 following our announcement of top line results from our US Phase II clinical trial on December 4, 2006. While the results of this trial did not support a blockbuster market potential for FM-VP4 as we had hoped, we are pursuing an out-licensing strategy based on FM-VP4’s clinically significant results, dose response (5% LDL-cholesterol decrease from baseline at 450mg/day and 9% decrease at 900mg/day implies a greater efficacy at higher doses), excellent safety profile and what we believe are existing market opportunities for alternative therapies for cholesterol reduction.

_____________________________________
1 Byetta™ is a registered trademark of Amylin Pharmaceuticals, Inc.
2 Januvia™ is a trademark of Merck & Co., Inc.

3

To date we have had discussions with a number of potential licensees but have yet to conclude a transaction. We are continuing our efforts to secure an out-licensing partner, however there can be no assurance that a license of FM-VP4 will be achieved, or if achieved, that it will generate significant revenue.

NUTRACEUTICALS

An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of products known as nutraceuticals. This category includes functional foods, which are conventional foods containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting chronic diseases. The nutraceuticals category also includes dietary supplements, healthful products derived from natural and synthetic food sources and delivered in a medicinal form.

Our lead product in the nutraceutical area is Reducol™, our branded, clinically proven food and dietary supplement ingredient that helps lower LDL, or “bad” cholesterol. LDL cholesterol is generally recognized as a significant risk factor for cardiovascular disease.

Reducol™ is a unique blend of phytosterols and phytostanols, derived from non-Genetically Modified Organism (“non-GMO”) coniferous trees.

In Europe, Reducol™ can now be found in yogurt, yogurt drinks, cheese, margarine, milk and rye bread. Worldwide, Reducol™ can also be found in such items as milk and dietary supplements. To date, the majority of our revenue has derived from the sale of Reducol™ as an ingredient.

In June 2006 we entered into a joint venture with Fayrefield Foods Ltd. of Crewe, U.K. (“Fayrefield”) to support the growth and distribution of finished products containing Reducol™ directly to retail customers in Europe, by jointly establishing Forbes-Fayrefield, a U.K. company. We own 51% of the outstanding shares of Forbes-Fayrefield, and Fayrefield owns the remaining 49%, however the Board of Directors of Forbes-Fayrefield consists, and under the agreement it will continue to consist, of an equal number of nominees of Forbes and of Fayrefield.

As a nutraceutical ingredient, the use of Reducol™ in functional foods and dietary supplements is regulated in most countries.

We have received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods. Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, salad dressings and rye bread. In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.

In the United States, we received clearance in May of 2000 under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In early 2003, the U.S. Food and Drug Administration (“FDA”) issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

We are also currently focusing on Reducol™ product formulations to assist manufacturers with potential launches of cholesterol-lowering products.

2007 SIGNIFICANT EVENTS

On January 25, 2007, we announced that we had received a letter from Nasdaq indicating that the bid price for our common stock has closed below the minimum of US $1.00 per share for the previous 30 consecutive trading days (the “Minimum Bid Price Requirement”), as required for continued inclusion on The Nasdaq Global Market by Marketplace Rule 4450(a) (5). Nasdaq provided us with 180 calendar days, or until July 23, 2007, to regain compliance with the Minimum Bid Price Requirement. In July 2007, we announced that our application to Nasdaq had been approved to transfer our listing from the Nasdaq Global market to The Nasdaq Capital Market effective the opening of business July 23, 2007. As a result, on July 24, 2007 Nasdaq advised us that in accordance with Marketplace Rule 4310(c) (8)(D), which provided an additional 180 calendar day compliance period, until January 18, 2008, to regain compliance with the Minimum Bid Price Requirement. See “Subsequent Events” below.

4

In May 2007, we announced the extension of our supply and licensing contract with Pharmavite LLC until mid 2008 for the continued sale of Reducol™.

In May 2007, we announced that Kesko Food Ltd (Kesko) of Finland had launched a cholesterol-lowering Rye Bread incorporating our cholesterol-lowering ingredient, Reducol™. The Rye Bread is marketed under the 'Pirkka' premium private label brand name.

In July 2007, we announced that our corporate objectives remain on track for year-over-year revenue growth while maintaining our commitment to change and improving our profile through M&A activity.

In August 2007, we announced that Uni-President Enterprises Corporation (UPEC), the largest non-alcoholic drinks producer in Taiwan, had launched a cholesterol-lowering milk drink incorporating Reducol™. The milk drink is being marketed under the UPEC brand.

In September 2007, we announced that Fennobon of Finland had launched the first cholesterol-lowering XyliDent Pro chewing gum incorporating Reducol™.

In October 2007, we announced that the Netherlands' largest retailer, Albert Heijn, had launched an organic, cholesterol-lowering, skim milk drink incorporating Reducol™. This premium milk drink is being marketed under the Albert Heijn private label brand.

In October 2007, we announced that we had entered the final stages of compound selection for two of our therapeutic indications, asthma and type 2 diabetes. Compounds in development are chosen on the basis of selectivity (the ability to home in on one receptor), potency and pharmacokinetics (drug distribution in the body over time). Compounds targeting these indications and exhibiting the desired characteristics are present in the FM-TP2000 & 3000 Series.

In December 2007, we announced that Auchan of France had launched a range of fruit yogurts and yogurt drink products incorporating Reducol™. The Auchan dairy products are being marketed under the 'Auchan' private label brand.

In December 2007, we announced that the Board of Directors had approved the submission of a corporate reorganization to our shareholders for approval.

RE-STRUCTURING AND WORKING CAPITAL

Effective March 1, 2007, we reduced our staff (primarily drug development) in Canada by 20%. Drug discovery and development efforts focused on the FM-TP Series of Compounds acquired in October 2006, are being managed at our facility in San Diego, California. With these and other cost-cutting measures, planned expenditures, and anticipated revenue to be generated by our nutraceutical product sales, and assuming no unanticipated expenses, we now consider that our working capital will be sufficient to finance operations into the beginning of the third quarter of 2008. We had previously reported that we had considered our resources sufficient to finance operations into the beginning of the second quarter. In the event that the Non-Dilutive Financing (See “Subsequent events” below) is closed as planned, then based on the factors and assumptions set forth above, we should have sufficient capital to finance operations into the fourth quarter of 2008.

Revenue Outlook

We are forecasting growth in Reducol™ sales and other value added products for 2008 with anticipated sales of $9.75 -- $10.5 million, compared to the range given for 2007 of $8.75 to $9.25 million. The revenue guidance is primarily based on the contracted and forecasted tonnage of Reducol™, and other value added products for sale into the functional food and dietary supplement markets.

We have consistently issued revenue guidance in the past in an effort to provide our shareholders with an updated revenue outlook in a timely manner. We caution readers that our revenue guidance is not to relied upon for any other purpose. The 2008 revenue guidance includes assumptions that the contracted and forecasted amounts will be ordered and shipped as anticipated.

SUBSEQUENT EVENTS

Since the end of the last financial year, we announced that Fiave of Italy, one of that country’s premium dairy producers, had launched a yogurt drink containing Reducol™. The launch marked the first brand name product launch in Europe featuring Reducol™.

5

Plan of Arrangement

On February 14, 2008 at a Special General Meeting, the securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of our corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement"). The Arrangement was approved by the Supreme Court of British Columbia on February 15, 2008. The Arrangement was designed to allow us to accommodate and capitalize on certain financing opportunities that may arise in the future, such as the proposed Non-Dilutive Financing (see “Non-Dilutive Financing” below), and to achieve Nasdaq’s Minimum Bid Price Requirement (see “2007 Significant Events” above).

On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes. The exercise price for each common share of New Forbes became eight times the exercise price for one existing common share of New Forbes. As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.". The shares of New Forbes began to trade on the TSX and NASDAQ in substitution for the shares of Old Forbes on Monday, March 3, 2008.

The Arrangement affects all shareholders, optionholders and warrantholders uniformly and does not affect any securityholders' existing percentage ownership interests or proportionate voting power in the Company or the existing percentage of the number of common shares of 0813361 B.C. Ltd. that can be acquired upon the exercise of an option or a warrant. After giving effect to the reorganization, there are approximately 4,801,512 issued and outstanding common shares of Forbes Medi-Tech Inc., warrants to purchase 259,083 common shares of Forbes Medi-Tech Inc. at a price of US $16.48 per share and options to purchase a total of 363,296 common shares of Forbes Medi-Tech Inc. at prices between $4.24 and $8.00 per share.

Reduction of Stated Capital

As a condition of implementing the Arrangement, Old Forbes reduced its stated capital by the amount of $98,460,000 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of Old Forbes was greater than the aggregate of its liabilities and stated capital (as amended). After the reduction of the stated capital, Old Forbes’ stated capital was $2,567,000.

Nasdaq Listing

On January 22, 2008 we received a Nasdaq Staff Determination, (the “Staff Determination”) indicating that we failed to comply with the U.S. $1.00 Minimum Bid Price Requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that our securities were, therefore, subject to delisting from The Nasdaq Capital Market. We requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination, which has now been held. Based on the Panel’s approval to grant our request for a conditional listing, or an “exception”, we have until May 27, 2008 to regain compliance with Nasdaq’s Minimum Bid Price Requirement. In the event that we determine that it may be advisable to seek approval for alternative measures to comply with the Minimum Bid Price Requirement, we will notify our shareholders in our information circular for our Annual General Meeting, expected to be issued in the latter half of April, 2008. In such event, we may be able to extend the time within which we have to demonstrate compliance to June 12, 2008.

Compliance with the Minimum Bid Price Requirement is normally demonstrated if the closing bid price for our common shares on Nasdaq is not less than U.S. $1.00 for ten consecutive trading days. Depending upon the particular facts and circumstances, the Panel may, in its discretion, require that we evidence a bid price of at least $1.00 per share for a period in excess of ten consecutive trading days before determining that we have complied with the terms of the exception and demonstrated the ability to maintain long-term compliance with the Minimum Bid Price Requirement. Failure to demonstrate compliance with the Minimum Bid Price Requirement within the appropriate time allowed will result in our shares being de-listed from Nasdaq.

Non-Dilutive Financing

As announced on March 20, 2008, as part of our continuing reorganization plan, we have entered into an agreement with a private investor (the "Investor") to reorganize Old Forbes (Forbes Medi-Tech Operations Inc., or “FMTO"). The Investor is to make an investment of $3 million in a convertible debenture of FMTO. All of the assets, liabilities and operations of FMTO,

6

including the proceeds from the issue of the convertible debenture, are to be transferred to Forbes, which will continue to carry on the business previously carried on by FMTO. The debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of FMTO, representing 79% of the issued and outstanding common shares of FMTO at the time of completion of the transaction. The transaction is expected to close on or before April 30, 2008. Completion of the transaction is subject to the satisfaction of certain conditions. Following completion of the transaction, Forbes and the Investor will source and pursue other opportunities to maximize the value of their respective interests in FMTO. Additionally, subject to certain conditions, the Investor has agreed that Forbes will receive a minimum of $800,000 from these other opportunities within one year of completion of the transaction.

The transaction will not result in any change to our share ownership, our listing on the NASDAQ or TSX, the composition of our Board of Directors, management or in any of our relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers. From an operational perspective, there will be no changes, we will acquire from FMTO, and retain, all rights to our intellectual property and will continue to develop and market a portfolio of products for the benefit of all consumers, including the further commercialization of Reducol ™, and to continue our pharmaceutical programs under our current business plan.

BASIS OF PRESENTATION

Our December 31, 2007 consolidated financial statements include the assets, liabilities and operating results of Forbes Medi-Tech Inc., (now known as Forbes Medi-Tech Operations Inc.) and our wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and our 51% joint venture interest in Forbes-Fayrefield. We account for our interest in Forbes-Fayrefield using the proportionate consolidation method. In March 2006, we disposed of our interest in the Phyto-Source joint venture. Our Management Discussion and Analysis focuses on our continuing operations and we present separately the Phyto-Source operations as “Discontinued Operations”. Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

RESULTS OF OPERATIONS

Selected Annual Information

Summary: (millions of $ except per share values and number of shares)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December31, 2005

Revenues	$9.4	$7.2	$4.4
Expenses	(20.8)	(24.9)	(20.9)
Impairment charge for goodwill, intellectual property and capital assets	(0.8)	–	–
Loss from continuing operations	(12.2)	$(17.7)	$(16.5)

Income taxes recovery / (expense)	0.5	(0.1)	–
Net loss from continuing operations	$(11.7)	$(17.8)	$(16.5)

Income from discontinued operations, net of current tax expense	–	–	3.7

Gain from disposal of discontinued operations, net of taxes	–	7.0	–

Net loss for the period	$(11.7)	$(10.8)	$(12.8)

Weighted average number of shares	38,407,388	37,400,378	34,057,703

Loss per share from continuing operations
Basic and diluted	$(0.30)	$(0.48)	$(0.48)
Income per share from discontinued operations
Basic and diluted	–	$0.00	$0.10
Gain per share from disposal of discontinued operations
Basic and diluted	–	$0.19	–
Net loss per share
Basic and diluted	$(0.30)	$(0.29)	$(0.38)

7

ASSETS:
Current assets	$12.0	$23.5	$13.9
Current assets- discontinued operations	–	–	4.4
Property plant and equipment	0.4	0.6	0.5
Intangibles and other assets	0.5	1.3	3.4
Property plant and equipment-discontinued operations	–	–	11.8
Intangibles and other assets - discontinued operations	–	–	1.9
Total assets	12.9	25.4	35.9

LIABILITIES:
Current liabilities	$2.4	$4.0	$3.1
Current liabilities- discontinued operations	–	–	2.3
Long term liabilities	0.9	1.0	1.8
Long term liabilities-discontinued operations	–	–	0.3
Liability component of preferred shares	–	–	2.3
SHAREHOLDERS EQUITY:
Share capital	$101.0	$101.0	$94.8
Contributed Surplus	9.9	8.9	7.6
Liability component of preferred shares	–	–	2.5
Deficit	(101.3)	(89.6)	(78.7)

RESULTS OF CONTINUING OPERATIONS

The following table summarizes our results of continuing operations and selected financial information for the years ended December 31, 2007, 2006 and 2005

Summary: (millions of $ except per share values)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

Revenues	$9.4	$7.2	$4.4
Expenses	(20.8)	(24.9)	(20.9)
Impairment charge for goodwill,
intellectual property and capital assets	(0.8)	–	–
Income taxes recovery / (expense)	0.5	(0.1)	–
Loss from continuing operations	$(11.7)	$(17.8)	$(16.5)

Loss per share from continuing
operations-basic and diluted	$(0.30)	$(0.48)	$(0.48)

REVENUES

Revenues from continuing operations for year ended December 31, 2007 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield. We started to recognize this joint venture revenue in June 2006.

Summary: (millions of $)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

Sales-phytosterol products	$7.7	$5.3	$3.8
Sales-finished goods	1.1	0.7	–
Licensing	0.1	0.1	0.2
Phytosterol revenues	8.9	6.1	4.0
Interest and other	0.5	1.1	0.4

Total revenues	$9.4	$7.2	$4.4

8

Fiscal 2007 compared to Fiscal 2006
Total revenues, including interest income, for the fiscal year ended December 31, 2007 were $9.36 million compared with $7.24 million for the fiscal year ended December 31, 2006, an increase of 29%. This increase was due to increases in our sales of Reducol™ and Phyto-S Sterols and increases in sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™, non-branded sterol esters and Phyto-S Sterols), sales of finished products containing Reducol™ and amortization of previously received license fees in accordance with our revenue recognition policies. Phytosterol revenues for the year ended December 31, 2007 totaled $8.90 million compared with $6.12 million for the year ended December 31, 2006. Licensing revenues are a result of our supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol™.

We are in negotiation with potential customers internationally to expand our customer base.

Fiscal 2006 compared to Fiscal 2005
Total revenues, including interest income, for the fiscal year ended December 31, 2006 were $7.24 million compared with $4.48 million for the fiscal year ended December 31, 2005, an increase of 62%. This increase is mainly attributable to the launch of Reducol™ in the EU and sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks.

Concentration of sales and segmented disclosure
In the year ended December 31, 2007, the majority of our revenue was generated from four customers (December 31, 2006 –four customers, December 31, 2005 – two customer). Customer A accounted for 40% (2006 – 38%, 2005 – 81%), Customer B accounted for 15% (2006 – 0%, 2005 – 0%), Customer C accounted for 13% (2006 – 12%, 2005 – 0%), and Customer D accounted for 10% (2005 – 0%, 2005 – 5%) of revenue. For 2007, 49% of sales are recorded in the USA, 50% of sales are recorded in Europe and the balance in Asia.

OPERATING EXPENSES

Summary: (millions of $)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Cost of sales	$9.2	$5.9	$2.5
General and administrative	5.0	5.2	5.4
Research and development	3.5	9.6	11.0
Marketing, sales & product
development	1.6	2.8	1.6
Foreign exchange losses	1.3	1.3	0.2
Depreciation/amortization	0.2	0.1	0.2

Total operating expenses	$20.8	$24.9	$20.9

Cost of sales (“Cost of Sales”) Cost of Sales for the year ended December 31, 2007 totaled $9.16 million on phytosterol revenues of $8.85 million, or (104%) of phytosterol revenues, for the year ended December 31, 2006 - $5.86 million on phytosterol revenues of $5.96 million or 98% of phytosterol revenues. In the year ended December 31, 2007, we recognized $0.45 million (December 31, 2006 - $0.35 million, December 31, 2005-$nil) of inventory valuation allowances on excess inventories and $0.39 million (December 31, 2006 - $nil, December 31, 2005-$nil) relating to allowances for losses on future year purchase commitments, which are included in Cost of Sales. Prior to the impact of these allowances, in the year ended December 31, 2007, Cost of Sales as a percentage of phytosterol revenues was 94% compared to 92% for the year ended December 31, 2006. Continued market price pressure has not enabled us to increase our sales prices to achieve higher margins. In addition, selling high cost product, the inventory valuation adjustments (as further described below), the sale of excess inventories at reduced prices to align our inventory balances with forecasted demand., and lower margins being realized on the sales of finished goods sold through Forbes-Fayrefield have all contributed to a slight increase in Cost of Sales as a percentage of phytosterol revenues. We are diligently working on alternative ways to decrease our Cost of Sales and improve our margins.

9

Cost of Sales for the year ended December 31, 2006 totaled $5.86 million on phytosterol revenues of $5.96 million or 98% of phytosterol revenues and for the year ended December 31, 2005 - $2.51 million on phytosterol revenues of $3.87 million or 65% of phytosterol revenues. In the year ended December 31, 2006, we recognized $0.35 million (December 31, 2005-$nil) of inventory valuation allowances on excess inventories. Prior to the impact of this allowance, in the year ended December 31, 2006, Cost of Sales as a percentage of phytosterol revenues was 92% compared to 65% for the year ended December 31, 2006. The increase in percentage is attributable to selling high cost products, inventory valuation adjustment (as further described below), competitive customer pricing pressure and lower margins being realized on the sales of finished goods sold through Forbes-Fayrefield.

Fluctuations in Cost of Sales as a percentage of phytosterol revenue are attributable to the mix of product sold in a period, varying contractual sales terms, lower margins realized on the sales of finished goods sold through Forbes-Fayrefield and inventory valuation adjustments (as further described below). We are working on improving our overall margins.

We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. To the extent we have excess inventory, we recognize a reserve for such excess inventories based on the expected realizable value of inventory. Actual demand and market conditions may be different from those projected by us. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our write-down of inventories could be materially different.

Excess inventory remains saleable. Sales of excess inventory may have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs.

Having entered into a long-term supply agreement at the time of our disposition of Phyto-Source, for the supply of Reducol™ and other wood sterols, we also review contracted purchase commitments on a regular basis and record any necessary provision for losses on future year purchase commitments based primarily on our historical sales and expectations for future use.

General and administrative General and administrative expenditures (“G&A”) for fiscal year 2007 totaled $5.07 million, compared with $5.20 million in fiscal year 2006 and with $5.44 million in fiscal year 2005. By type of costs incurred, G&A for 2007 consists of professional services - $0.86 million (2006 - $1.23 million, 2005 - $1.19 million), salaries and benefits -$1.75 million (2006 - $1.80 million, 2005 - $1.62 million); travel - $0.28 million (2006 - $0.37 million, 2005 - $0.36 million); occupancy costs - $0.42 million (2006 - $0.30 million, 2005 - $0.24 million); and operations - $0.84 million (2006 - $1.72 million, 2005 - $1.26 million). In 2007, allocation of stock based compensation to G&A was $0.42 million (2006 - $0.68 million, 2005 - $0.78 million). The changes from year to year are in the normal course of business and the decrease in overall G&A expenditures is line with our objective to control expenditures.

Related party transactions Included in professional services for the year ended December 31, 2007 were payments for legal services of $0.20 million, made to Cawkell Brodie Glaister LLP, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner (2006 - $0.23 million, 2005 – $0.25 million) Until May 18, 2005, the Chair of the Audit Committee, Nitin Kaushal, received $1 thousand for each non-meeting day during which he performed Audit Committee services. In the year ended December 31, 2005, we paid to Mr. Kaushal, a director of the Company, $6 thousand for such services. Since then, fees for Mr. Kaushal’s additional duties as Audit Committee Chair have been included in his remuneration as such. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Research and development Our research and development (“R&D”) expenses for the year ended December 31, 2007, totaled $3.47 million compared with $9.63 million for the year ended December 31, 2006 and $10.99 million for the year ended December 31, 2005.

For the year ended December 31, 2007, $1.64 million (2006 - $nil, 2005 - $nil) of R&D costs were incurred on the FM-TP Series of Compounds and an insignificant amount (2006 - $6.25 million, 2005 - $7.39 million) of R&D costs were incurred on the FM-VP4 project. R&D expenditures on the development of our Library of Compounds were $0.07 million in fiscal 2007 (2006 - $0.64 million, 2005 - $0.77 million). Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.46 million in the year ended December 31, 2007 (2006 - $0.71 million, 2005 - $0.74 million). Patent and regulatory related costs were $0.96 million in fiscal 2007 (2006 - $1.35 million, 2005 - $1.26 million). In 2007, allocation of stock based compensation to R&D was $0.35 million (2006 - $0.82 million, 2005 - $0.75 million).

10

R&D expenses are expected to increase as work progresses on the FM-TP Series of Compounds. As the FM-TP Series of Compounds are in the early stages of development and their continued development will depend on successfully reaching a number of milestones over the next several years, it is not possible at this time to estimate costs and timing to commercial production, or whether commercial production will occur at all.

Marketing, sales & product development (“Marketing”) totaled $1.61 million for 2007 compared with $2.76 million incurred in 2006 and $1.67 million in 2005. The decrease in 2007 from 2006 is attributable to a reduction in staffing levels and reduced expenditures in the areas of material handling, and advertising, as a result of fewer product launches. The increase in 2006, compared to 2005, was attributable to an increase in staffing levels and additional expenditures associated with the European product launches. In 2007, allocation of stock based compensation to Marketing was $0.19 million (2006 - $0.32 million, 2005 - $0.25 million).

Foreign exchange losses totaled $1.27 million for the year ended December 31, 2007 compared with $1.31 million in year ended December 31, 2006. Of the foreign exchange losses for the year ended December 31, 2007, $1.01 million (2006-$1.53 million) is attributable to unrealized foreign exchange losses and $0.26 million relates to realized exchange losses (2006-$0.22 million exchange gains).

Foreign exchange losses totaled $1.31 million for the year ended December 31, 2006 compared with $0.17 million in year ended December 31, 2005. Of the foreign exchange losses for the year ended December 31, 2006, $1.53 million (2005-$0.33 million) is attributable to unrealized foreign exchange losses and $0.22 million relates to realized exchange gains (2005-$0.16 million).

The unrealized foreign exchange losses result primarily from the translation of non-Canadian dollar denominated assets and liabilities into Canadian dollars and realized foreign exchange losses are recognized on settling of non-Canadian dollar transactions at different rates than those originally booked.

Stock-based compensation Stock-based compensation expense totaled $0.96 million for the year ended December 31, 2007 compared with $1.82 million for 2006 and with $1.78 million for 2005. Of the $0.96 million of stock-based compensation expense recorded in 2007, $0.84 million (2006 - $1.59 million, 2005 - $1.77 million) relates to employee and $0.12 million (2006 - $0.23 million, 2005 - $0.01 million) to non-employee option grants. The fluctuations in these values are dependent upon the Company’s stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

For the years December 31, 2007, 2006 and 2005, this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

Stock based compensation (millions of $)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

Research and development	$0.4	$0.8	$0.8
General and administrative	0.4	0.7	0.8
Marketing, sales and product development	0.2	0.3	0.2
	$1.0	$1.8	$1.8

IMPAIRMENT CHARGE FOR GOODWILL, INTELLECTUAL PROPERTY AND CAPITAL ASSETS

In light of the Company’s going concern issues, we reviewed the carrying value of our goodwill and concluded that the carrying value would not be recoverable. Accordingly, at December 31, 2007, we recorded an impairment charge of $0.37 million to write down the goodwill to reflect a reasonable estimate of its estimated fair value as at that date. We also reviewed the carrying value of our intangible assets and concluded that the carrying value of certain intangible assets would not be recoverable. At December 31, 2007, we recorded an impairment charge of $0.30 million to write down these intangible assets to reflect a reasonable estimate of their estimated fair value as at that date.

In January 2008, we reached an agreement to sublease a portion of our office space. At December 31, 2007, we recorded an impairment loss of $0.09 million to write down leasehold improvements relating to this space and certain office equipment that was disposed of at that time. The fair value of this office equipment was determined based on the proceeds received from its sale in January 2008.

11

DISCONTINUED OPERATIONS - PHYTO-SOURCE

The following table summarizes our results of discontinued operations of Phyto-Source for the years ended December 31, 2006 and 2005.

As previously disclosed, in February 2006, we announced our decision to dispose of our interest in Phyto-Source LP, and on March 14, 2006, we finalized an agreement to sell our interest for US$25 million (Cdn$28.9 million, based on then current exchange rates). On the sale, we recognized a net gain of $7.0 million, which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1.7 million, $0.1 million in transaction fees, $7.2 million in income tax expense, less $0.8 million in a future tax liability reversal.

Summary: (millions of $ except per share values)	Year ended December 31, 2006(i)	Year ended December 31, 2005

Revenues	$2.5	$16.5
Expenses	(2.0)	(10.4)
Income taxes	(0.5)	(2.4)
Income from discontinued operations	$–	$3.7

Gain from disposal of discontinued operations	7.0	–

Income per share from discontinued operations
Basic and diluted	$0.00	$0.10
Gain per share from disposal of discontinued
operations, basic and diluted	$0.19	–

(i) our proportionate share of the Phyto-Source operations for the period from January 1, 2006 to March 14, 2006 (date of disposal).

QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share amounts) (unaudited)	2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2.7	$2.4	$2.2	$2.1	$2.7	$1.8	$1.7	$1.0
Loss from continuing operations	(2.5)	(3.2)	(3.6)	(2.4)	(4.7)	(3.5)	(6.0)	(3.6)
Income/(loss) from discontinued
operations	–	–	–	–	(0.3)	–	–	0.3
Gain from disposal of
discontinued operations	–	–	–	–	0.4	–	–	6.6

Net income/(loss) for period	$(2.5)	$(3.2)	$(3.6)	$(2.4)	$(4.6)	$(3.5)	$(6.0)	$3.3

Loss per share from continuing
operations Basic and diluted
	$(0.07)	$(0.08)	$(0.09)	$(0.06)	$(0.12)	$(0.09)	$(0.17)	$(0.10)
Income/(loss) per share from
discontinued operations
Basic and diluted	–	–	–	–	$(0.01)	–	–	$0.01
Gain per share from disposal of
discontinued operations
Basic and diluted	–	–	–	–	$0.01	–	–	$0.18
Net income/(loss) per share
Basic and diluted	$(0.07)	$(0.08)	$(0.09)	$(0.06)	$(0.12)	$(0.09)	$(0.17)	$0.09

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical product, Reducol™, and since Q2/2006, revenue also includes our proportionate share of the Forbes-Fayrefield revenue from the sale of finished goods containing Reducol™. We expect that revenues will continue to fluctuate from quarter to quarter, depending on customer needs.

12

The loss from continuing operations over the most recent eight quarters has been affected largely by the following significant events.

The increase in loss from continuing operations from Q1/2007 to Q2/2007 primarily results from increased stock option compensation expense, as more particularly described below, and foreign exchange loss mainly due to the appreciation of the Canadian dollar against the U.S. dollar.

R&D expenditures have been significant since 2003 as we continued to develop FM-VP4 and explored the VPx Library of Compounds, and as we continue to explore new drug compounds within the FM-TP Series of Compounds. For the eight quarters outlined above, the R&D expenditures, excluding the allocation of stock based compensation, are: Q1/2006 - $1.91 million, Q2/2006 - $2.60 million, Q3/2006- $1.86 million, Q4/2006 - $2.44 million, Q1/2007 - $1.10 million, Q2/2007 - $0.61 million, Q3/2007 - $0.79 million, Q4/2007 - $0.62 million.

Included in the loss from continuing operations are amounts relating to stock option compensation expense for employees and non-employees of Forbes. The figures included are as follows Q1/2006 - $0.32 million, Q2/2006 - $1.04 million, Q3/2006 -$0.30 million, Q4/2006- $0.16 million, Q1/2007 - $0.11 million, Q2/2007 - $0.82 million, Q3/2007 – $0.01 million, Q4/2007 -$0.02 million. The fluctuations in these values are dependent upon our stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period. Also included in the loss from continuing operations are provisions for impairment of inventory as follows: Q4/2006 $0.35 million, Q1/2007 $0.14 million, Q2/2007 $0.33 million and Q3/2007 $0.49 million. In Q3/2007 there is also a loss of $0.39 million on a 2008 inventory purchase commitment.

In Q4/2007 we recognized an impairment charge for goodwill, intellectual property and capital assets of $0.76 million and a reversal of a tax liability provision of $0.50 million.

In addition, there were foreign exchange gains and losses as follows: Q2/2006 $1.0 million loss, Q4/2006 $0.7 million gain, Q1/2007 $0.1 million loss, Q2/2007 $0.8 million loss, and Q3/2007- $0.4 million loss.

LOAN COMMITMENTS, CAPITAL LEASE AND GUARANTEES

Forbes-Fayrefield has a € 300,000 line of credit to support its operations. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by us, or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 4.0%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender. As at December 31, 2007, €nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender.

The company does not have any loan commitments, capital leases or guarantees.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations and capital expenditures primarily through equity offerings, sales revenues (since 2002), proceeds from disposition of assets, and, to a lesser extent, license revenues and government grants.

Our net cash and cash equivalents as of December 31, 2007 totaled $5.23 million, compared with $15.29 million as at December 31, 2006. We had working capital of $9.67 million at December 31, 2007 (December 31, 2006 – working capital $19.44 million).

Cash used in continuing operating activities was $10.10 million in fiscal 2007, compared to $17.85 million in fiscal 2006 and $17.38 million in fiscal 2005. Net cash used in continuing operations for 2007 was primarily a result of the net loss of $11.68 million for the period adjusted for non-cash expenses and increases in non-cash operating items of $0.29 million, primarily relating to decreases in inventories, prepaid expenses and accounts receivable offset by an increases in accounts payable and income tax. Net cash used in continuing operations for 2006 was primarily a result of the net loss of $10.84 million for the period adjusted for non-cash expenses and discontinued operations items, and increases in non-cash operating items of $2.01 million, primarily relating to increases in inventories, offset by a decrease in prepaid expenses and in accounts payables.

Cash realized in investing activities in the year ended December 31, 2007 was $0.04 million relating to the acquisition of capital assets. Investing activities in the year ended December 31, 2006 realized $28.46 million relating to the proceeds of $28.94 million on disposal of our interest in Phyto-Source, less $0.44 million invested in intangible assets arising on the acquisition of TheraPei Pharmaceuticals Inc. and $0.17 million in capital assets. Investing activities generated net cash of $5.85 million in 2005. Cash provided in 2005, resulted primarily from $6.02 million transferred from short-term investments offset by expenditures of $0.32 million used in the acquisition of capital assets.

13

In fiscal 2007, financing activities provided $0.01 million of cash, from the exercise of options, compared with $0.59 million in 2006 and $5.12 million in 2005. In 2006, funds generated from financing activities resulted from the exercise of options and warrants. In November 2005, we completed a private placement, which contributed US$6.2 million (Cdn$7.0 million, before $0.8 million of share issue costs). Funds used in financing activities in 2005 were primarily used for repayment of loans and capital leases associated with the discontinued operations.

After taking into account our planned expenditures, our anticipated revenue, and assuming no unanticipated costs or expenses, but without taking into account the Non-Dilutive Financing, we now consider that our capital resources will be sufficient to finance operations into the beginning of the third quarter of 2008,, Assuming that the Non-Dilutive Financing closes as anticipated, and after taking into account the same factors and assumptions, we consider that our capital resources would be sufficient to finance operations into the fourth quarter of 2008. In our previous Management Discussion and Analysis for Q3-2007, we reported that we considered that our capital resources would sufficient to finance operations into the beginning of the second quarter of 2008.

We have no external sources of liquidity such as lines of credit (excluding the line of credit in the Forbes-Fayrefield joint venture, which is restricted to use by that entity). At the present time we consider that it will be necessary, in addition to the Non-Dilutive Financing, to conclude one or more debt or equity financings in the near term to be able to continue with our existing business plan. The current market for both debt and equity financings for companies such as ours is challenging, and there can be no assurance that a financing, whether debt or equity, will be available on acceptable terms, or at all. The failure to obtain financing on a timely basis (i) may result in our having to reduce or delay one or more of our planned research, development and marketing programs and to reduce related overhead, any of which could impair our current and future value, and (ii) may have a material adverse effect on our ability to continue.

An equity financing at current market prices is anticipated to cause substantial dilution to our existing shareholders. While we are continuing to explore the out-licensing of FM-VP4 and potential M&A transactions, and intend to complete the Non-Dilutive Financing, we do not expect that the achievement of any of these would replace the need for financing in the near term.

FINANCIAL INSTRUMENTS

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair value due to their short terms to maturity. The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

We operate internationally and have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the Canadian dollar. Consequently, movements in the foreign currencies in which we transact could affect future financial results. We do not use hedging techniques to mitigate such currency risks. We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations and financial condition.

CONTRACTUAL OBLIGATIONS

The following table sets out our known contractual obligations as specified in the table as of December 31, 2007, our latest fiscal year-end balance sheet.

As at December 31, 2007 (millions of $)	Payments due by period
	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years

Operating lease obligations (i)	$1.0	$0.4	$0.6	–	–
Purchase obligations (ii)	12.1	5.0	7.1	–	–
Research and development contracts (iii)	0.2	0.2	–	–	–
Total	$13.3	$5.6	$7.7	–	–

(i)	Operating leases comprise our long-term leases of rental properties, photocopiers, and postage meter.
(ii)	Purchase obligations reflect our obligations under our Sterol Supply Agreement with Phyto-Source.
(iii)	Research and development contracts and commitments relate to R&D projects initiated via contract or agreement; payment of commitments is executed when the relevant work is completed as per contract or agreement.

14

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 20 to the consolidated financial statements for the year ended December 31, 2007.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of our consolidated financial statements. Selection of policies requires Management’s subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented.

The preparation of our financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to sales, inventories, intangible assets and accrued liabilities. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. Notes 2 and 3 to the consolidated financial statements for the year ended December 31, 2007 should be read in conjunction with this Management Discussion and Analysis for a more comprehensive outline of our significant accounting policies.

Revenue recognition We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. License fees are deferred and amortized over the life of the relevant agreements.

Inventories Raw materials inventory is valued at the lower of cost and replacement cost. Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value. Cost is determined using average cost. Inventory is reviewed on a product-by-product basis, and any valuation allowances are written off to cost of sales.

We regularly review our inventories for obsolescence and valuation issues. Should selling prices and demand for our inventory decline, additional provisions for obsolescence and valuation may be necessary. In the year ended December 31, 2007, we recognized $0.45 million (December 31, 2006 - $0.35 million) of inventory reserves on excess inventories In addition, in the year ended December 31, 2007, $0.39 million (2006-$nil) was charged to cost of sales as a result of recognizing impairment losses on 2008 purchase commitments for inventory.

Accrued liabilities We engage a number of third party service providers, contract manufacturing and logistic organizations. The basis of accruals is estimated expenses and/or inventory production. Where possible, detective controls, such as confirmations, are used to verify significant accruals. For example, we request and verify the accruals with statements from known, significant vendors and reconcile invoices received subsequent to the period end against those accruals. This accrual depends on the issuance and accuracy of estimates in purchase orders and contracts, and the accuracy of estimates of costs incurred to the end of the reporting period.

15

Stock-based compensation We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates. Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

We account for all options granted to non-employees under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, forfeiture rate, future stock-price volatility, risk-free interest rate, and dividend yield. The expected life of an option is based on a maximum up to two years vesting period of the stock option plan. The basis of future stock-price volatility is historical volatility of our common shares over the expected life of the option. The basis of the risk-free interest rate is the zero-coupon Canadian government bond rate with a term equal to the expected life of the option. The basis of the dividend yield is on the option’s exercise price and expected annual dividend rate at the time of grant. We have not paid dividends in the past, nor have any plans to pay dividends. Changes to any of these estimates or assumptions, or the use of a different option-pricing model could produce a different fair value for stock-based compensation expense, which could have a material effect on the results of operations.

Impairment of long lived assets Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

During the year ended December 31, 2007, we evaluated our goodwill and intangible assets for impairment and recorded impairment charges of $0.37 million and $0.30 million, respectively, to write down the goodwill and intangible assets to reflect a reasonable estimate of their estimated fair values.

Income taxes: Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Income taxes are recorded based on enacted or substantially enacted income tax rates. A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

MANAGEMENT'S ANNUAL REPORT OF DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Controls and Procedures

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as described in the Exchange Act Rule 13a-15(e) as of the end of the period covered by this report. Based upon that evaluation, management concluded that our disclosure controls and procedures are effective in timely alerting us to material information relating to the Company required to be included in our periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

16

OUTSTANDING SHARE DATA

The number of common shares outstanding as of March 25, 2008 was 4,801,512 and has decreased from December 31, 2007 as a result of the one for eight option exchange as described in the Arrangement (see “Subsequent Events-Plan of Arrangement” above). The number of common shares outstanding decreased from 38,412,100 to 4,801,512.

On June 29, 2007, our new “rolling” stock option plan entitled the “2007 Stock Option Plan” (the “New Plan”), was implemented. The New Plan was initially approved by our Board of Directors on April 12, 2007 and was also approved by shareholders at our Annual General and Special Meeting held May 17, 2007. The New Plan replaces our Amended and Restated 2000 Stock Option Plan (the “Old Plan”), which was a “fixed number” plan. The persons to whom options may be granted under the New Plan remain the same as under the Old Plan, being directors, officers, employees and consultants of the Company or an affiliate. Under the New Plan, the number of common shares which may be made subject to option at any time is up to 10% of the Company’s outstanding shares at such time. Concurrently with the implementation of the New Plan, a number of options under the Old Plan with exercise prices of more than $1.00 were replaced with a lesser number of options under the New Plan, such new options each having an exercise price of $1.00 and an expiry date of March 31, 2012. Options under the Old Plan having exercise prices of $1.00 or less remain in effect under the New Plan unamended.

The number of options outstanding under our New Plan as of February, 27, 2008, the date of the one for eight exchange, as described in the Plan of Arrangement, was 2,906,380 and had decreased by 35,120 since December 31, 2007 resulting from the cancellation of 5,120 options and the expiry of 30,000 options. As a result of the one for eight option exchange as described in the Arrangement (see “Subsequent Events-Plan of Arrangement” above), the number of options outstanding decreased from 2,906,380 to 363,296. These options entitled the holders to purchase a total of 363, 296 common shares at varying prices and have varying expiry dates.

In addition, at December 31, 2007, we had 2,072,727 warrants outstanding of which entitled the holders to purchase up to 2,072,727 common shares at a price of US$2.06 per share (expiring on October 26, 2010). As a result of the one for eight warrant exchange as described in the Arrangement (see “Subsequent Events-Plan of Arrangement” above), the number of warrants outstanding decreased from 2,072,727 to 259,091 and the purchase price increased from US$ 2.06 to US$ 16.48. All such warrants may be exercised on a cashless basis at the option of the holder.

Also, we may be required to issue to the University of British Columbia (“UBC”) 3,125 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC.

We have also adopted a Share Rights Plan pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.. Our Share Rights Plan has been extended by our Board of Directors, subject to regulatory approval as required, beyond its latest expiry date to the next Annual General Meeting of Shareholders at which time shareholder approval will be sought to an updated, extended Plan.

Finally, we may be required to issue additional common shares pursuant to our acquisition of Forbes Medi-Tech (Research) Inc. (formerly TheraPei Pharmaceuticals, Inc.). Future consideration payable by us for the acquisition will consist of milestone payments, licensing revenue and/or royalties. Potential milestone payments may reach up to US$50 million based upon the successful completion of key clinical development steps ranging from receiving approval for an Investigational New Drug application through to successful product launches, for the compounds identified as the VPAC2 Analog for diabetes or for the VPAC2 Analog for inflammatory lung disease. Our Chief Scientific Officer, Dr. John Nestor, was the majority shareholder of TheraPei (87%) and as such, will receive approximately 87% of the acquisition consideration. All consideration will be paid as to a minimum of 80% in our common shares, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. If regulatory or shareholder approval is not forthcoming, we will pay cash in lieu of the issuance of shares. We may also elect to pay cash in lieu of the issuance of shares in certain circumstances.

17

FORWARD LOOKING STATEMENTS, FORWARD LOOKING INFORMATION AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements and forward-looking information. Forward-looking statements and information are statements and information that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services, research & development, the supply of services and raw materials, and manufacturing and distribution; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance. Forward-looking statements and information generally are identified by the words “forecasted”, “working toward”, “2008”, “pursue”, “strategy”, “opportunities”, “forward”, “believe”, “hope”, “vision”, “to develop”, “plans”, “anticipate”, “objective”, “seeking”, “expected”, “expects”, “potential”, “continues” “revenue outlook”, “next”, “intend”, “projected” and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions “will,” “may,” “could” or “should” occur. Forward-looking statements and information are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, some of which are listed below. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements and information, except as required by law.

We are subject to significant risks and past performance is no guarantee of future performance. We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements and information. Accordingly, forward-looking statements and information should not be relied upon as a prediction of actual results. The following offers a brief overview of some of the risk factors to be considered in relation to our business. This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

  Need for Additional Funds As at December 31, 2007, we had a cumulative deficit of $101.3 million. We will be expending substantial funds in 2008 and beyond. As stated above, we believe our existing capital resources are adequate to fund our current plans for research and development and operating activities into the beginning of the third quarter of fiscal 2008, and that if the Non-Dilutive Financing closes as anticipated, then our capital resources should be sufficient to fund operations into the fourth quarter of 2008. Regardless, however, of whether the Non-Dilutive Financing closes, we will need to obtain additional financing in the near term. Wewill continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to ouroperations, and to provide us with necessary capital to continue our operations. The market, however, for equity financings forcompanies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will beavailable. The failure to obtain additional funding on a timely basis may (i) result in our having to reduce or delay one or more of ourplanned research, development and marketing programs and reducing related personnel, any of which could impair the current andfuture value of the business; and (ii) may have a material adverse effect on our ability to continue. Any additional equityfinancing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. We may also seekadditional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances,which, if obtained, may reduce our interest in our projects or products. There can be no assurance, however, that any alternative sourcesof funding will be available.

  No Assurance that Non-Dilutive Financing will complete There can be no assurance that the Non-Dilutive Financing will close as planned or at all. Failure of the transaction to close as anticipated may (i) result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business; and (ii) may have a material adverse effect on our ability to continue.

  Dependence Upon a Few Customers and Products We expect that most of our revenue for 2008 will be earned from sales to a few customers. Any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations. Our supply contract with Pharmavite LLC for the continued sale of Reducol™ for inclusion in one of Pharmavite's leading dietary supplements, Nature Made® CholestOff®, will expire in June 2008. There can be no assurance that this contract will be renewed. Failure to renew the contract would have a material adverse effect on our product sales and revenue.

  Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more products. While we are marketing Reducol™ and other phytosterols, sales have only commenced in recent years and such products are still relatively new on the market. The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industries which are highly speculative in nature. Potential products that appear to be promising in various stages of development, may not reach the market, or if reached (such as Reducol™), may not achieve profitable sales levels, for a number of reasons such as:

18

  ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell our products costs or other factors which may make manufacturing or marketing of products impractical and non-competitive unacceptability of the products in the market place
  inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by us the risk of obsolescence of our technology
  insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in later clinical trials.
  Competition We have a number of competitors, some of whom are better able to commercialize their products, which could render our products obsolete or uncompetitive prior to recovering our expenses. In the nutraceutical area, we face competition from a number of parties, including Cognis, Raisio and Unilever. In the pharmaceutical area, we face intense competition from major pharmaceutical companies, among others. We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

  Risks Related to Strategic Relationships and Supply Sources We are dependent upon strategic relationships, and in particular, on Phyto-Source LP to manufacture product for supply to our customers. The breakdown of these relationships may negatively affect our future revenues and business. One of the key strategic relationships we are currently seeking is an out-licensing opportunity for FM- VP4 based on its clinically significant results, dose responsiveness, and excellent safety profile. There is no guarantee that such a relationship will be achieved, or that significant revenue will be generated should such a relationship be achieved.

  Future Revenues and Profitability are Uncertain Our future revenues and profitability are uncertain for a number of reasons, such as the future demand for our products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above. There can be no assurance that our forecasted sales for the current fiscal year will be acheived. See "Revenue Outlook" above.

  Currency Fluctuation We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations. At present, we do not have any plans to hedge against any currency risk.

  The Company has a History of Losses For the fiscal year ended December 31, 2007 we reported a net loss of $11.7 million and an accumulated deficit of $101.3 million. We anticipate that we will continue to incur significant losses during fiscal 2008 and that we will not reach profitability until after further successful and profitable commercialization of our products. Even then, the initial losses incurred by us may never be recovered. There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

  Need for Growth We intend to expand our sales of Reducol™ and other value-added sterols over the next few years, however, there is no assurance that our resources will be able to adequately respond to support such growth.

  Dependence upon Key Personnel Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified scientific and management personnel. Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

  Product Liability, Negative Publicity and Insurance We are exposed to the risk of product liability claims for the use of our products. Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

  Political and Economic Risks We conduct business in foreign countries and are seeking business opportunities worldwide. In addition, we expect to continue to source all of our supply of phytosterols from manufacturing facilities in the United States and to import our products into a number of countries. Changes in government, economic and political policies may adversely affect our business and operating results.

  Environmental Risks We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, which may exceed our resources.

  Inflation The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

  Volatility of Stock Price/Liquidity of Shares The market prices for the securities of companies such as ours have historically been highly volatile, and the market for our common shares has, from time to time, experienced significant price and volume fluctuations. Our common share price has been, and is likely to continue to be, volatile.

19

  Stock Exchange Minimum Listing Requirements Our Common Shares are currently listed on the Toronto Stock Exchange and the Nasdaq Capital Market. We do not currently meet Nasdaq’s Minimum US$1.00 Bid Price Requirement for continued inclusion on the Nasdaq Capital market and have until May 27, 2008, or in certain circumstances, June 12, 2008 to demonstrate compliance. (See “Subsequent Events” above.) If we do not regain compliance within the time required by the Panel’s decision, our shares will be de- listed from Nasdaq, which would have a negative effect on the liquidity of our shares, a negative effect on our ability to raise further financing, and potentially a negative effect on the ability of certain shareholders to trade in our shares. Even if we meet the Minimum Bid Price Requirement, there is no assurance that we will continue to meet all other minimum listing requirements of either the Nasdaq Capital Market or the Toronto Stock Exchange. De-listing of our shares from any securities exchange could have a negative effect on the liquidity of our shares, a negative effect on our ability to raise further financing, and potentially a negative effect on the ability of certain shareholders to trade in our shares.

  Anti-Takeover Provisions We have adopted a shareholder rights plan. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of us without first negotiating with our Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for our Common Shares.

  Risks Related to Material Contractual Obligations We have obligations under a number of contracts, and our failure to meet our obligations under any of our material contracts may have a material adverse effect on our operations and financial condition.

  Risks Related to Legal Proceedings Any costs associated with legal proceedings, including, but not limited to, attorney fees, filing fees, and damages, may adversely affect our assets and business, whether the outcome of the proceedings is favorable to us or not.

  Directors’ and Officers’ Indemnity We have entered into agreements pursuant to which we will indemnify our directors and officers in the event that certain claims are made against them. If we are called upon to perform our indemnity obligations, our finances will be adversely affected.

  Adherence to Time Frames We set goals and make public statements regarding our expected timing of meeting our objectives, such as the identification of lead compounds. The actual timing of these forward looking events can vary dramatically due to a number of factors, including other risk factors identified herein. There can be no assurance that our objectives will be met within the time lines we expect or at all.

These risks and other uncertainties are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), OSC, and BCSC (see www.sedar.com), including, without limitation, in our annual reports/annual information forms on Form 20-F. Forward-looking statements are based on beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation to update our forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

March 28, 2008

Exhibit 12.1

Form 52-109F1 Certification of Annual Filings

I, Charles A. Butt, President and Chief Executive Officer of Forbes Medi-Tech Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forbes Medi-Tech Inc.  (the issuer) for the period ending December 31, 2007;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

March 31, 2008.

___”Charles A. Butt”________

Charles A. Butt

President and Chief Executive Officer

Exhibit 12.2

Form 52-109F1 Certification of Annual Filings

I, David Goold, Chief Financial Officer of Forbes Medi-Tech Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forbes Medi-Tech Inc.  (the issuer) for the period ending December 31, 2007;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

March 31, 2008.

__” David Goold”_____________

David Goold

Chief Financial Officer